Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

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16 October 2012

Notice of Meeting – Convertible Note Restructure

Mission NewEnergy Limited (ASX:MBT) attaches a Notice of Meeting (incorporating an Independent Expert's Report) in respect of the convertible note restructure announced on 17 August 2012.

The Notice of Meeting will be despatched to shareholders early next week.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com

Mission NewEnergy Limited

One Mission : One Energy : NewEnergy

MISSION NEWENERGY LIMITED

ABN 117 065 719

Tempo Offices

Unit B2

431 Roberts Road

Subiaco, WA 6008

Australia

Telephone: (+61 8) 6313 3975

Facsimile (+61 8) 6270 6339

NOTICE OF GENERAL MEETING

Time: 9.00 am (Perth time)

Date: 23 November 2012

Location: Perth Zoo

20 Labouchere Road

South Perth, WA 6151

Australia

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting, please do not hesitate to contact the Company Secretary on (+61 8) 6313 3975.

TABLE OF CONTENTS

VENUE

The General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 9.00 am (Perth time) on 23 November 2012 at Perth Zoo, 20 Labouchere Road, South Perth, Western Australia.

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

If you cannot vote in person, you are encouraged to complete and return the Proxy Form which accompanies this Notice of Meeting.

This document does not constitute an offer of any securities.

This document has been prepared in connection with a meeting of shareholders of Mission. This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this document have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act and applicable US state securities laws.

LETTER FROM THE CHAIRMAN OF THE COMPANY

16 October 2012

Dear Shareholder,

As you are no doubt aware the Company has been facing extremely challenging operating conditions, which have triggered a significant restructure and the requirement to urgently improve the cash position of the Company, including by restructuring its debt obligations and raising further capital.

On 17 August 2012 the Company announced its intention to undertake an exchange offer pursuant to which the Company proposes to offer the holders of existing Series 2 Convertible Notes issued by the Company (***Existing Notes***) the opportunity to exchange all of them for new Series 3 Convertible Notes (***New Notes***) on the basis of 1 New Note for each Existing Note (***Exchange Offer***). The key difference of the New Notes is (if the Exchange Offer is fully accepted) the removal of all remaining coupon payments (a benefit of approximately A$2.6 million) and the adjustment of the conversion ratio to more closely reflect the current market price of the Company's shares. Further details regarding the terms of the New Notes are set out in section 1.2 and Annexure A of this Explanatory Memorandum.

The Exchange Offer is of critical importance as it would remove the requirement for the Company to pay the half yearly coupon payment of approximately A$650,000 in November. The Company may not be able to continue as a going concern if that payment is required to be made.

In addition to the Exchange Offer, on 17 August 2012, the Directors were pleased to announce that the Company had entered into a definitive term sheet with SLW International, LLC (***SLWI***), which sets out the general terms on which SLWI or its designee would agree to provide the Company with a US$5 million line of credit facility (***Facility***). SLWI (including its associates) is an existing shareholder and convertible noteholder in the Company.

The term sheet is a binding agreement on the Company and SLWI to enter into good faith negotiations with a view to executing definitive documentation evidencing the terms of the Facility. While the Facility is not subject to shareholder approval, it is subject to other conditions and may not ultimately become available for the Company. If it does become available, the Facility may provide the Company with the ability to continue to operate as a going concern in the short to medium term.

As announced on 8 October 2012, SLWI and the Company have amended the term sheet to make clear that the Facility is not conditional on the Exchange Offer and will be negotiated on its own merits. The Board was of the view that it was in the best interests of the Company to proceed with both the Facility and the Exchange Offer, and that even if one did not occur then the other should still proceed. SLWI was willing to agree to this change and

the term sheet has been amended accordingly, along with consequential amendments, as required.

There are five items of business to consider at the General Meeting.

Resolution 1 - Approval of issue of New Notes under the Exchange Offer

As discussed above, the Company intends to offer the holders of Existing Notes the opportunity to exchange all of them for New Notes on the basis of 1 New Note for each Existing Note.

If the Exchange Offer is accepted for all of the 505,904 Existing Notes, this will result in 505,904 New Notes being issued. The Company's main purpose in making the Exchange Offer is:

- to provide immediate critical cashflow relief from the coupon payment of approximately A$650,000 due in November (if the Exchange Offer is fully accepted);
- to eliminate (if the Exchange Offer is fully accepted) all future coupon payments relating to the convertible notes; and
- to adjust the conversion price of the New Notes to more closely reflect the current market price of shares such that there is a greater likelihood of the New Notes being converted into shares rather than requiring repayment at maturity.

The New Notes will have substantially similar terms and conditions to the Existing Notes, with some key differences being to remove the requirement for half yearly coupon payments and to set the conversion price to A$0.15 per share to more closely reflect the current market price of the shares. This conversion ratio will result in each New Note, upon conversion, converting into 433 shares. The A$0.15 conversion price represents a significant premium to the current market price of shares (being 127% over the share price as at market close on the date prior to the date of this letter of A$0. 066).

The Company currently has 10,870,275 shares on issue (including the 1,417,860 shares issued under the placement to third party investors unrelated to the holders of Existing Notes announced on 8 October 2012). If the Exchange Offer is accepted for all Existing Notes and all New Notes are converted to shares in the future, this would result in the issue of a further 219,056,432 shares.

Accordingly, the Company is seeking approval under Listing Rule 7.1, by an ordinary resolution of Shareholders, for the issue of New Notes given that such New Notes will be convertible into a number of shares which exceeds 15% of the Company's current issued share capital.

Resolutions 2 to 5 – Approval of acquisitions of shares on conversion of New Notes

As a result of the conversion ratio of the New Notes, the holders of the New Notes will receive large numbers of shares if the New Notes are converted. For example, if all of the New Notes held by Noble Haus Asia (***NHA***) and its associates are converted to shares (but none of the other New Notes are converted), NHA (and its associates) would, following the conversion, have a relevant interest in 90.97% of the shares of Mission (assuming no further shares

are issued before conversion). The Exchange Offer is therefore potentially significantly dilutive and could result in control of the Company passing to one or more of the holders of New Notes.

The Company is therefore seeking the pre-approval of Shareholders for the purposes of Item 7 of Section 611 of the Corporations Act for the potential acquisition of more than 20% of Mission by each holder of New Notes. Unless the Company seeks such approval, it is unlikely that an Existing Noteholder would accept the Exchange Offer.

Despite the potentially dilutive nature of the New Notes, the Directors consider that the Exchange Offer is necessary given that:

(i) full acceptances of the Exchange Offer would provide immediate critical cashflow relief from the coupon payment due in November (thereby maximising the chances of Mission being able to continue operating as a going concern);

(ii) the issue of the New Notes would (if the Exchange Offer is fully accepted) eliminate all future coupon payments relating to the Existing Notes; and

(iii) the conversion price of the New Notes would be closer to the current market price of shares such that there is a greater likelihood of the New Notes being converted into shares rather than requiring repayment of A$32 million at maturity.

McDermott Industries Ltd's proposal

On 28 September 2012, following Mission entering into the term sheet with SLW with respect to the Facility, the Company announcing its intention to undertake the Exchange Offer and McDermott filing an application in relation to the affairs of Mission with the Takeovers Panel specifically challenging aspects of the SLWI term sheet, Mission received a highly conditional alternative funding proposal from McDermott Industries Ltd (being the private investment company of Ir Lee Swee Eng) (***McDermott***).

McDermott proposed that Mission undertake a renounceable rights issue of up to US$8,000,000 at a price stipulated by McDermott (indicated to be at a discount to market price), which McDermott would underwrite for up to 50%. As a result of such underwriting, the Board is concerned that McDermott could obtain control of Mission.

The Board considers that McDermott's proposal is not in the best interests of Shareholders for the reasons outlined in section 1.4 of the Explanatory Memorandum.

Independent Expert's Report

To assist Shareholders in determining how to vote on Resolutions 2 to 5, the Company has appointed Stantons International as an Independent Expert (***Stantons***). Stantons has concluded that the potential acquisitions of shares

by holders of New Notes following the Exchange Offer are "fair and reasonable" to all non-associated Shareholders.

A copy of the Independent Expert's Report is set out in Annexure C to the Explanatory Memorandum and the Directors recommend that you read it in full.

Recommendation

The Directors consider that the issue of New Notes under the Exchange Offer is in the best interests of Shareholders. Accordingly, all of the Directors recommend that you vote in favour of the resolutions for the reasons set out in the Explanatory Memorandum.

The Explanatory Memorandum contains important information about the resolutions and the advantages and disadvantages of the Exchange Offer. Please ensure that you have read it carefully before deciding how to vote.

Yours faithfully,



Mr Dario Amara
Chairman

MISSION NEWENERGY LIMITED
ACN 117 065 719

NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Shareholders will be held at 9.00 am (Perth time) on 23 November 2012 at Perth Zoo, 20 Labouchere Road, South Perth, Western Australia.

The Explanatory Memorandum to this Notice of Meeting provides additional information on matters to be considered at the General Meeting. The Explanatory Memorandum, the Annexures and the Proxy Form form part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders of the Company at 4:00 pm (Perth time) on 21 November 2012.

Terms and abbreviations used in this Notice of Meeting and Explanatory Memorandum are defined in the Glossary.

AGENDA

Approval of issue of New Notes under the Exchange Offer

Item 1 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

*"That approval be given under and for the purpose of ASX Listing Rule 7.1, and for all other purposes, for the issue of up to 505,904 unsecured Series 3 Convertible Notes of A$65.00 face value (**New Notes**) in exchange for the outstanding existing Series 2 Convertible Notes (**Existing Notes**), such New Notes to be convertible into up to 219,056,432 fully paid ordinary shares in the Company (**Shares**), on the terms and conditions set out in the Explanatory Memorandum."*

Voting Exclusion Statement: The Company will disregard any votes cast on this Resolution 1 by a person who holds an Existing Note and a person who might obtain a benefit, except a benefit solely in their capacity as a Shareholder, if Resolution 1 is passed, and any of their respective associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Approval of acquisition of Shares by SLWI

Item 2 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, for the purposes of and in accordance with the requirements of Section 611, Item 7 of the Corporations Act 2001 (Cth) and for all other purposes, the issue and allotment to, and the acquisition by, SLWI and its associates of up to 109,528,699 Shares on conversion of New Notes, on the terms and conditions set out in the Explanatory Memorandum, are approved."*

Approval of acquisition of Shares by Westcliff Trust (WCT)

Item 3 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, for the purposes of and in accordance with the requirements of Section 611, Item 7 of the Corporations Act 2001 (Cth) and for all other purposes, the issue and allotment to, and the acquisition by, WCT and its associates of up to 109,528,699 Shares on conversion of New Notes, on the terms and conditions set out in the Explanatory Memorandum, are approved."*

Approval of acquisition of Shares by Eastwood Trust (EWT)

Item 4 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, for the purposes of and in accordance with the requirements of Section 611, Item 7 of the Corporations Act 2001 (Cth) and for all other purposes, the issue and allotment to, and the acquisition by, EWT and its associates of up to 109,528,699 Shares on conversion of New Notes, on the terms and conditions set out in the Explanatory Memorandum, are approved."*

Approval of acquisition of Shares by NHA

Item 5 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, for the purposes of and in accordance with the requirements of Section 611, Item 7 of the Corporations Act 2001 (Cth) and for all other purposes, the issue and allotment to, and the acquisition by, NHA and its associates of up to 109,527,783 Shares on conversion of New Notes, on the terms and conditions set out in the Explanatory Memorandum, are approved."*

Dated: 16 October 2012

BY ORDER OF THE BOARD



GUY BURNETT
Company Secretary
Mission NewEnergy Limited

EXPLANATORY MEMORANDUM

MISSION NEWENERGY LIMITED

(ACN 117 065 719)

The Directors of Mission NewEnergy Limited recommend that you **vote in favour** of the Resolutions contained in the Notice of Meeting for the reasons set out below.

Important Notice

This Explanatory Memorandum contains important information in relation to the Resolutions to be proposed at the General Meeting of Mission NewEnergy Limited to be held at 9.00 am (Perth time) on 23 November 2012 at Perth Zoo, 20 Labouchere Road, South Perth, Western Australia.

This Explanatory Memorandum does not constitute financial product advice. In preparing this Explanatory Memorandum, Mission NewEnergy Limited has not taken into account the investment objectives, financial situation or particular needs of any Shareholder. You should read the entire Explanatory Memorandum (and the Independent Expert's Report) before making any decision on how to vote on the Resolutions. You should also consider (with or without a financial adviser) how to vote on the Resolutions having regard to your objectives, financial situation and needs.

What you need to do is:

1. **carefully read the Notice of General Meeting and this Explanatory Memorandum and, if necessary, consult your financial or other adviser; and**

2. **if you wish to vote on the Resolutions, you can:**

   - attend the General Meeting on 23 November 2012 at 9.00 am (Perth time) at Perth Zoo, 20 Labouchere Road, South Perth, Western Australia; or

   - complete the enclosed personalised Proxy Form and return by:

     - post to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001;

     - delivery in person to Computershare Investor Services Pty Limited, Level 2, 45 St Georges Terrace, Perth, Western Australia;

     - facsimile to Computershare Investor Services Pty Limited at 1800 783 447 (within Australia) or (+61) 3 9473 2555 (outside Australia); or

- post, or delivery, to the Company's Registered Office, Unit B2, 431 Roberts Road, Subiaco, WA 6008, Australia,

so that it is received not later than 9.00 am (Perth time) on 21 November 2012.

This Explanatory Memorandum does not constitute an offer of any securities.

This Explanatory Memorandum has been prepared in connection with a meeting of Shareholders of Mission. This Explanatory Memorandum does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this document have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act and applicable US state securities laws.

1. BACKGROUND

1.1 The financial circumstances of Mission

Mission has been facing extremely challenging operating conditions, which have triggered a significant restructure and the requirement to urgently improve the cash position of the Company, including by restructuring its debt obligations and raising further capital.

As referred to in Mission's Quarterly Report which was announced on 31 July 2012 and its Annual Financial Report which was announced on 28 September 2012, Mission held A$1,456,000 in cash as at 30 June 2012. This figure is a A$3,194,000 decrease in cash held compared to the result at the end of the previous quarter.

On 27 January 2012, Mission announced its intention to undertake a material restructure of its operations. As referred to in Mission's announcement on 4 May 2012, Mission is continuing to restructure its operations. In Malaysia, the refineries have been put into care and maintenance. Mission is also continuing to substantially downsize its operations in India. In addition, Mission is assessing the divestment of some of its assets and has, for example, reached an agreement to sell a non-material asset in Kuala Lumpur.

On 17 August 2012, Mission announced its intention to undertake the Exchange Offer and entered into a definitive Term Sheet with SLWI which sets out the general terms on which the Lender (being SLWI or its designee) would agree to make the Facility available to Mission. The combination of the Exchange Offer which may provide immediate cashflow pressure relief and potentially result in the conversion of some or all of the debt into equity, coupled with the potential additional funding from the SLWI Facility (although Mission can provide no assurances that the Facility will be completed) is likely to put Mission in a stronger financial position.

The Directors are of the opinion that the Exchange Offer may provide Mission with the ability to continue to operate as a going concern in the immediate future. The Facility (if made available by SLWI) will add to this ability.

On 8 October 2012, the Company announced that it had agreed to raise urgent funding by way of placement under Mission's Listing Rule 7.1 capacity to issue up to 15% of its Shares in any 12 month period without Shareholder approval. Mission agreed to issue 1,417,860 Shares at A$0.0705 per Share (a slight premium to the prevailing market price at the time) to a third party investor unrelated to the Existing Noteholders or to Mission or its Directors to raise approximately A$100,000 before placement costs of approximately A$7,000 (***Placement***). The funds were raised for general corporate purposes.

1.2 The New Notes

As described above, Mission is intending to offer the holders of Existing Notes the opportunity to exchange all of them for New Notes on the basis of 1 New Note for each Existing Note.

Mission currently has on issue 505,904 Existing Notes, each with A$65 face value, which have an aggregate face value of A$32,883,760. The Existing Notes are beneficially held by SLWI, NHA, WCT and EWT.

In order to provide immediate cashflow pressure relief from the half yearly coupon payment due in November (approximately A$650,000) and to remove all further coupon payments if the Exchange Offer is fully accepted (approximately A$2.6 million), Mission is seeking Shareholder approval for the Exchange Offer.

If the Exchange Offer is accepted for all of the 505,904 Existing Notes, this will result in 505,904 New Notes being issued. Mission's main purpose in making the Exchange Offer is:

- to provide immediate critical cashflow relief from the coupon payment of approximately A$650,000 due in November (if the Exchange Offer is fully accepted);
- to eliminate (if the Exchange Offer is fully accepted) all future coupon payments relating to the convertible notes; and
- to adjust the conversion price of the New Notes to more closely reflect the current market price of Shares such that there is a greater likelihood of the New Notes being converted into Shares rather than requiring repayment at maturity.

The New Notes will have substantially similar terms and conditions to the Existing Notes, with some key differences being that the New Notes will not bear any coupon/interest payments and that the conversion price will be A$0.15 per Share to more closely reflect the current market price of the Shares (the effective conversion price of the Existing Notes was A$16.25). This conversion ratio will result in each New Note, upon conversion, converting into 433 Shares (the effective conversion ratio of the Existing Notes was 4 Shares for each Existing Note). The A$0.15 conversion price represents a significant premium to the current market price of Shares (being 127% over the share price as at market close on the date prior to the date of this letter of A$0.066).

The New Notes also include a mandatory conversion feature which deems all unconverted New Notes to be converted if New Noteholders convert New Notes which represent greater than 50% of the outstanding New Notes at that time.

In the event that a material asset of the Company (valued at greater than US$1.0 million) is sold, a New Noteholder may require the Company to redeem all of the outstanding New Notes in full (unless such a sale is approved by holders of more than 50% of the outstanding New Notes at the relevant time).

In addition, in the event of a consolidation, merger or business combination in respect of the Company, the obligations of the New Notes will be assumed by the surviving or acquiring entity (as the case may be) such that the value of the New Notes is not diminished by such an event and, in any event, the New Noteholders can require that the surviving or acquiring company (as the case may be) redeem the outstanding New Notes in full.

Mission currently has 10,870,275 Shares on issue (including Shares issued under the Placement). If the Exchange Offer is accepted for all Existing Notes and all New Notes are converted to Shares in the future, this would result in the issue of a further 219,056,432 Shares.

1.3 The Facility

Shareholders should note the Facility is not subject to Shareholder approval, however, information regarding the Facility is included in this Explanatory Memorandum to assist Shareholders in assessing the financial circumstances of the Company (although Shareholders should bear in mind that the Facility remains subject to conditions and may not ultimately become available for the Company).

The Term Sheet sets out the general terms on which the Lender would agree to provide Mission with the Facility, being a US$5 million line of credit facility. The Term Sheet is a binding agreement between Mission and SLWI to enter into good faith negotiations with a view to executing definitive documentation evidencing the terms of the Facility within 90 days of the date of the Term Sheet.

The Term Sheet states that the provision of the Facility is subject to:

- approval and execution of definitive agreements evidencing the terms of the Facility, containing usual and customary representations, affirmative and negative covenants, warranties and indemnities;
- no material adverse changes in Mission's operations prior to closing of the transaction providing for the Facility; and
- the continuing agreement of the Board to approve a Lender designee for Director who may also be appointed as the Chairman of an Executive Committee to the Board of Mission if required and at any time.

As announced on 8 October 2012, SLWI and the Company have amended the Term Sheet to make clear that the Facility is no longer conditional on the Exchange Offer and will be negotiated on its own merits. The Board was of the view that it was in the best interests of the Company to proceed with both the Facility and the Exchange Offer, and that even if one did not occur then the other should still proceed. SLWI was willing to agree to this change and the Term Sheet has been amended accordingly, along with consequential amendments, as required.

Each of the remaining conditions precedent referred to above remains outstanding. The Term Sheet is also subject to an exclusive dealing clause preventing Mission from negotiating with other persons in relation to a lending or business combination transaction until the earliest of closing the transaction providing for the Facility or the termination of the Term Sheet.

If the Term Sheet is terminated, SLWI has a right of first refusal on any third party financing for a period of three months following the date of termination. There can be no assurance as to whether any alternative financing will be made available by SLWI or any third party during this three month period or

beyond that period, or that any such financing will be available on acceptable terms.

The Term Sheet contemplates that the general terms of the definitive agreements providing for the Facility will be on the terms described below. In addition, the definitive agreements will contain provisions mutually acceptable to Mission and the Lender which are customary to secured loan transactions of the type described in the Term Sheet. The terms will include the Facility:

- maturing 24 months from the closing date;

- bearing no interest, but Mission repaying at maturity the principal outstanding plus an additional amount equal to 25% (but not less than US$1 million) of the maximum principal amount reached during the term of the Facility;

- being secured by a first priority security over all assets of Mission and, if required by the Lender, Mission's subsidiaries and (or alternatively) security over the shares of the subsidiaries of Mission;

- containing a mandatory prepayment of all or part of the outstanding amount upon the receipt by Mission or its subsidiaries of funds related to the sale of any material assets of Mission or such subsidiaries. No such sale of material assets may occur without the express and written prior approval of Lender;

- requiring the Lender's costs and expenses associated with the Facility (including legal and due diligence expenses) to be paid by Mission;

- requiring Mission's use of proceeds of the Facility to be subject to the Lender's approval (but, in any event, its use will be limited to working capital, and other expenditures and debt service to other lenders will be expressly excluded. Therefore, even if the Facility is made available by SLWI, Mission may still not be able to trade as a going concern if it is required to service other debt);

- requiring the Lender's approval for individual expenditures, or a series of similar expenditures, by Mission or its subsidiaries in excess of US$25,000;

- including as events of default (i) any default by Mission or its subsidiaries under any material contracts or commitments of Mission or such subsidiaries; (ii) Mission's auditors or the Board deeming Mission insolvent, or Mission's auditors providing an adverse going concern audit opinion; or (iii) Mission failing to maintain the ongoing employment of Mr. Nathan Mahalingam as Chief Executive Office; and

- containing provisions requiring the Lender's pre-approval of Mission's consolidated annual budget, executive compensation arrangements, capital expenditures, the issuance of new shares, sale of any existing Shares or subsidiary shares and other matters.

As referred to above, the Facility will require Mission to repay at maturity, the principal outstanding plus an additional amount equal to 25% (but not less than US$1 million) of the maximum principal amount reached during the term of the Facility. Therefore, the minimum repayment at maturity will be US$1 million, regardless of the amount of money borrowed, if any, under the Facility.

A summary of the key terms of the Facility is set out in Annexure B of this Explanatory Memorandum.

1.4 McDermott's proposal

On 28 September 2012, following Mission entering into the Term Sheet with SLWI with respect to the Facility, the Company announcing its intention to undertake the Exchange Offer and McDermott filing an application in relation to the affairs of Mission with the Takeovers Panel specifically challenging the SLWI Term Sheet, Mission received a highly conditional alternative funding proposal from McDermott. Mc Dermott is the private investment company of Ir Lee Swee Eng, the founder, substantial shareholder and Executive Chairman of KNM Group Berhad (***KNM***).

In particular, McDermott has proposed that Mission undertake a rights issue to raise up to US$8,000,000 at a price to be stipulated by McDermott, being at a discount to the current market value of the Shares. McDermott has proposed that the rights issue be renounceable and include a shortfall facility to allow Shareholders to take up the shortfall pro rata to their entitlements. Further, McDermott has proposed that McDermott underwrite up to 50% of the rights issue (or up to US$4,000,000). No information has been provided as to what (if any) conditions or termination rights might be imposed in relation to the underwriting.

However, it is a pre-condition of McDermott's proposal that it and its advisors be permitted to undertake financial due diligence on the Company and its subsidiaries. McDermott's proposal is also conditional upon the following matters:

(i) McDermott, at the time of the rights issue, having the immediate right to nominate two Directors to the Board;

(ii) the Chief Executive Officer, Mr. Nathan Mahalingam, resigning and McDermott being consulted and approving the appointment of any new Chief Executive Officer; and

(iii) the Exchange Offer not occurring and the Existing Notes remaining in place.

Shortcomings of McDermott's proposal

Further to the Company's announcement on 3 October 2012, the Directors have given the McDermott proposal due consideration. The Directors consider that McDermott's proposal is inferior to the Exchange Offer and potentially securing funding by way of the provision of the Facility by SLWI for the following reasons:

(a) McDermott's proposal could result in McDermott obtaining control of Mission in circumstances where there is a conflict of interest

McDermott proposes to underwrite up to 50% of the rights issue (or up to US$4,000,000) which could result in the issue of a large number of Shares to McDermott. It is conceivable that McDermott may be one of few Shareholders that elect to participate in the rights issue proposed by McDermott, which would mean that McDermott's interest would increase significantly pursuant to the underwriting (potentially to well beyond 50%). McDermott's proposal is conditional on it being able to nominate two Directors to the Board and being able to approve a new Chief Executive Officer (***CEO***). These factors could result in McDermott obtaining control of Mission if McDermott's proposal is implemented.

The Board has serious concerns about appointing any McDermott nominee Directors to the Board or providing operational control via a new CEO approved by McDermott given the current conflict of interest that exists between McDermott and the Company and considers that any such appointment would not be in the best interests of the Company. The nature of the conflict of interest is explained in further detail below.

McDermott holds a 9.2% interest in Mission (following the Placement) as bare trustee for Ir Lee Swee Eng ("**Ir Lee**") (and Ir Lee is the director and sole shareholder of McDermott). Ir Lee is also the founder, substantial shareholder and Executive Chairman of KNM. KNM and Mission are currently in dispute in relation to contracting services provided by a wholly owned subsidiary of KNM for the expansion of Mission's biodiesel production facility. The matter is currently subject to arbitration as initiated by Mission, and the relationship between Mission and KNM is hostile with a number of new proceedings being issued in recent weeks.

For so long as the arbitration proceedings are on foot (and becoming exceedingly hostile), there is a conflict of interest between Mission and KNM. Accordingly, the Board does not consider it in the best interests of the Company to permit McDermott to appoint any nominee Directors to the Board as those Directors would immediately face a conflict of duties. Also, the Board does not support any proposal which could give McDermott control of Mission or access to confidential information potentially to the detriment of other Mission Shareholders.

(b) McDermott's proposal is highly conditional

It is a pre-condition of McDermott's proposal that it and its advisors be permitted to undertake financial due diligence on the Company and its subsidiaries. Accordingly, if McDermott is not satisfied with the results of its financial due diligence, then McDermott would have the ability to walk away from its proposal. In such circumstances, the agreement with SLWI may have been terminated and no other funding may be available to Mission and it may not be able to continue as a going concern.

In any event, given the relationship between McDermott and KNM, the Board is reluctant to provide access to any Mission information that is not already publicly available as that information could potentially be utilised in the

dispute between Mission and KNM. Mission considers that providing access to non-public information to McDermott at this time could potentially prejudice Mission's position in the arbitration proceedings.

McDermott's proposal is also conditional on other matters and, as the Company has not seen the terms of an underwriting agreement, it is not clear that any underwriting would give Mission suitable comfort that funds would ultimately be forthcoming.

(c) McDermott's proposal is conditional on the Exchange Offer not occurring

McDermott's proposal is conditional on the Exchange Offer not occurring and the Existing Notes remaining in place. As such, under McDermott's proposal the advantages of the Exchange Offer set out in section 3.1(b) would not be available. In particular, all further interest payment obligations of Mission under the Existing Notes would remain as debt obligations of the Company and the exchange ratio would not be adjusted via the issue of the New Notes. If the Exchange Offer does not proceed, the Company will be required to pay the A$650,000 coupon payment in November and an amount of approximately A$1.2 million annually thereafter till maturity and the Company is more likely to be required to repay approximately A$32 million in respect of the Existing Notes upon maturity in May 2014.

The Board also considers that it is unlikely that McDermott's proposal could be progressed and negotiated to the stage of completing an underwritten fundraising before the November coupon payment is due.

(d) McDermott's proposal is likely to further dilute other Shareholders

Mission is currently indebted to the holders of Mission convertible notes (including SLWI) in an amount of approximately A$32 million. The convertible notes mature (and require repayment) on 16 May 2014. With this level of debt and in light of Mission's current depressed Share price (approximately A$0.066 per Share, down from a 2012 high of A$2.05 in January and the US$9.00 NASDAQ Listing price in April 2011), the Directors consider it unlikely that many Shareholders would be willing to invest further funds by participating in a rights issue with the knowledge that Mission has A$32 million in debt due in less than two years, with little prospect of paying those funds back through its existing business.

Accordingly, it is conceivable that McDermott may be one of few Shareholders that elect to participate in the rights issue proposed by McDermott, which would mean that McDermott's interest would increase significantly pursuant to the underwriting (potentially to well beyond 50%) with a corresponding dilution of the other Shareholders.

While the Exchange Offer is potentially very dilutive, such dilution would only occur if the holder of New Notes elect to convert their debt into equity in the future.

Other comments regarding McDermott's proposal

While the Board is not opposed to the concept of a rights issue (and in fact has contemplated rights issues a number of times over the past 12 months),

the Board believes that, for the reasons described above, few Shareholders would currently be likely to participate. Accordingly, a rights issue may need to be underwritten in order to raise the magnitude of funds required by Mission to continue as a going concern.

Mission has, within the past 12 months, sought to identify potential independent parties who might be willing to underwrite a rights issue. However, Mission's circumstances (coupled with the global downturn in equity capital markets generally) have meant that there is very little appetite for an independent underwriting of a rights issue by Mission, particularly given the very low liquidity in the market for its Shares and the fact that a rights issue of, for example, US$8,000,000, would not be sufficient to repay the convertible note debt.

While the Board would prefer to raise its requirement for funds from existing Shareholders, it does not see this as a realistic prospect except perhaps through McDermott's proposal which, for the reasons stated above, it does not support.

If Shareholders do not vote in favour of Resolutions 1 to 5 at the General Meeting, the Exchange Offer will not proceed, in which case Mission may (if it is still in a position to continue trading) be required to consider other alternatives such as McDermott's proposal, if that proposal is still available (of which there is no assurance).

2. OVERVIEW OF THE NEW NOTEHOLDERS

2.1 SLWI

SLWI is a Texas limited liability company, which specialises in financial investments. Stephen L. Way is the principal of SLWI.

Mr. Way has long and successful career in the insurance industry and as a private investor.

Mr. Way was the founder and former Chairman of HCC Insurance Holdings, Inc a leading international specialty insurance group with offices across the United States, the United Kingdom, Spain, and Ireland, which was listed on the New York Stock exchange. The company was formed in 1974. Since the company's founding it has been consistently profitable, generally reporting annual increases in revenue and shareholder's equity. The company's philosophy is long term growth of shareholder's equity through capital preservation, diversification of operations, disciplined underwriting and conservative investments. Mr Way also has investments in companies that operate in the automobile industry.

Mr. Way is currently the Chairman and Chief Executive of Houston International Insurance Group, Ltd (***HIIG***), a privately owned specialty insurance company. HIIG has over US$1 billion in total assets.

SLWI currently holds 152,195 Shares, representing 1.4% of the voting power in Mission (following the Placement), plus 110,345 warrants and 126,477 Existing Notes. Stephen L. Way currently holds 100,000 Shares in his personal capacity.

2.2 WCT and EWT

Both WCT and EWT are Texas statutory trusts which specialise in financial investments. The trusts were created for the benefit of certain members of the family of Stephen L. Way. However, Mission understands that each trust is managed independently by a third party manager acting as a trustee for the trusts and neither Stephen L. Way nor his family members have control over the trusts or the investments they make.

SLWI, WCT and EWT have notified Mission that:

(a) they do not consider themselves to be associates as the trusts are not controlled by SLWI, or by Stephen L. Way or his family members; and

(b) they are not "acting in concert" in relation to Mission and its affairs.

Notwithstanding this, given that SLWI, WCT and EWT each have some connection with Stephen L. Way, Mission has chosen to treat them as associated entities (using the term ***SLW Group***) for the purposes of this Notice of Meeting. This is to ensure that Mission addresses any possibility that the members of the SLW Group may be treated by the Corporations Act as Associates, in which case their potential voting power would be aggregated. Mission does not express any opinion as to whether or not the members of the SLW Group are, in fact, Associates.

Neither WCT nor EWT currently hold any Shares. However, other trusts related to WCT and EWT (***Affiliated Trusts***) and HIIG do hold Shares. Stephen L. Way does not control the Affiliated Trusts or the Shares held by the Affiliated Trusts and does not control HIIG or the Shares held by HIIG. Nor has Stephen L. Way participated in any decision making with regard to the Shares held by the Affiliated Trusts or HIIG.

2.3 NHA

NHA is a British Virgin Island investment company which specialises in financial investments.

The investment team's focus allows the company to discover new opportunities and reveal their true potential. The company specifically seeks to identify opportunities for investments in distressed or opportunistic situations.

The investment company specialises in investment activities in the Oleochemical activities based in south east Asia. The company makes equity, credit and structured investments and typically targets an investment size below US$20 million. NHA is a purely financial investor that generally makes only passive investments not seeking corporate control.

NHA does not currently hold any Shares.

2.4 Extent of approval

Mission understands that NHA is not an Associate of any member of the SLW Group.

The approvals in Resolutions 2 to 5 are being obtained in respect of each member of the SLW Group and NHA, but the approvals will also cover persons who will gain a Relevant Interest in the securities of Mission by way of the acquisition of Shares by each member of the SLW Group and NHA (as applicable), and Associates of those persons.

None of the entities or persons referred to in this paragraph 2.4 will be entitled to vote on the Resolutions.

3. ADVANTAGES AND DISADVANTAGES OF APPROVING THE RESOLUTIONS

3.1 Advantages

The Directors are of the view that the following non-exhaustive list of advantages may be relevant to a Shareholder's decision on how to vote on the Resolutions:

(a) May allow the Company to continue as a going concern

The Directors are of the opinion that the Exchange Offer is of critical importance to Mission as it may allow the Company to continue to operate as a going concern in the immediate future. The Exchange Offer (if fully accepted) will remove the obligation for the Company to pay all remaining coupon payments (a benefit of approximately A$2.6 million) and will increase the likelihood of the New Notes being converted into Shares rather than requiring the repayment of approximately A$32 million at maturity. There can be no assurance that any alternative financing on commercial terms would be available to Mission and Mission may not be able to continue operating as a going concern. However, Shareholders should note that McDermott has submitted a highly conditional funding proposal to the Company which the Board considers is not in the best interests of Shareholders (see section 1.4 for further details).

The details of the Exchange Offer are set out in section 1.2 and Annexure A of this Explanatory Memorandum.

(b) Interest and payment obligations

If the Exchange Offer is successful, all further interest payment obligations of Mission under the Existing Notes would be removed, including the A$650,000 coupon payment due in November.

In addition, the exchange ratio of the New Notes would be adjusted so that the New Notes are more likely to be converted into Shares rather than requiring repayment at maturity. If all of the New Notes were converted to equity, Mission would no longer be required to repay its debt of approximately A$32 million under the New Notes. Instead of repaying the New Notes, the Company would issue approximately 219 million Shares, equal to approximately 95% of the Company. However, there can be no assurances that the holders of New Notes will exercise their rights to convert the New Notes into Shares rather than have their debt repaid.

Although the Existing Notes could theoretically be converted into Shares, the exchange ratio of the Existing Notes mean that they are very unlikely to be converted and Mission would therefore likely be required to repay its debt of approximately A$32 million under such Existing Notes at maturity.

In addition, Mission refers to the advantages highlighted by Stantons in the Independent Expert's Report.

3.2 Disadvantages

The Directors are of the view that the following non-exhaustive list of disadvantages may be relevant to a Shareholder's decision on how to vote on the Resolutions:

(a) Potential dilution of existing Shareholders' interests

The conversion by the New Noteholders of all 505,904 New Notes into 219,056,432 Shares would give the New Noteholders a combined 95.27% interest in Mission following the conversion of the New Notes (assuming no other Shares are issued). This would result in a dilution of existing Shareholders' interests accordingly. As mentioned above, if a New Noteholder converts New Notes which represent greater than 50% of the outstanding New Notes at that time, it will trigger the mandatory conversion of all New Notes.

(b) Loss of control and reduction in voting power

If a New Noteholder converts New Notes, that New Noteholder may become the holder of a controlling stake in Mission. Even if a controlling stake is not acquired, the broad shareholding spread of Mission and dilutive impact of the issue of new Shares upon conversion on existing Shareholders' interests would imply that the New Noteholder or persons together with that New Noteholder will (if they vote in the same way) have a significant influence on key decisions, including the composition of the Board and certain acquisitions or disposals of assets.

In addition, if the New Noteholders convert the New Notes, the New Noteholders, due to their significant combined shareholding, will have the ability (if they vote in the same way) to block any special resolution at a meeting of Shareholders and prevent compulsory acquisition in the event of a takeover offer from any third party (see section 3.2(d) for further details on compulsory acquisition). This is likely to deter the making of a takeover bid for Mission by a third party bidder.

If a New Noteholder converts New Notes, it may have the ability to replace the whole of the Board.

(c) Reduced likelihood of takeover bid

The Exchange Offer reduces the likelihood that a takeover bid would be made for Mission for the reasons set out in section 3.2(b) of this Explanatory Memorandum.

(d) Potential for compulsory acquisition

If a person acquires 90% or more of the shares in a company, it may (pursuant to Part 6A.2 of the Corporations Act) become entitled to give notices to existing shareholders that it intends to compulsorily acquire all other shares at "fair value", and proceed to compulsory acquisition of that company's outstanding shares. In certain circumstances, a 90% holder of a class of shares can also compulsorily acquire securities convertible into that class.

If Shareholders approve Resolutions 1 to 5, it could result in giving a New Noteholder the opportunity to compulsorily acquire all other Shares (and potentially warrants) in the future.

(e) The Company may still not be able to trade as a going concern

While the Exchange Offer (if fully accepted) will eliminate approximately A$2.6 million in convertible note coupon/interest payments and, critically, the coupon payment of approximately A$650,000 due in November, the Exchange Offer will not raise further funds for the Company. The Company can provide no assurances of its ability to complete the SLWI Facility or any other further funding. Therefore, even if the Exchange Offer is completed, Mission may still not be able to trade as a going concern.

(e) The Company may be required to repay the outstanding Existing Notes in full in the event of a material asset sale

In the event that a material asset of the Company (valued at greater than US$1.0 million) is sold, a New Noteholder may require the Company to redeem all of the outstanding New Notes in full (unless such a sale is approved by holders of more than 50% of the outstanding New Notes at the relevant time). However, the Directors will be cognisant of this term when considering whether to dispose of an asset and will work with the New Noteholders to achieve the best outcome available to the Company in the circumstances.

In addition, Mission refers to the disadvantages highlighted by Stantons in the Independent Expert's Report.

4. INDEPENDENT EXPERT'S REPORT

All of the Directors resolved to appoint Stantons as an Independent Expert to consider the fairness and reasonableness of the Exchange Offer, and the potential acquisitions of Shares by New Noteholders, to all non-associated Shareholders.

The Independent Expert's Report was prepared in connection with Resolutions 2 to 5, which seek approval under section 611 item 7 of the Corporations Act. That provision allows a person to acquire voting power of more than 20% of the issued share capital of a public company with approval of that company's shareholders. A New Noteholder could acquire voting power of

more than 20% in Mission if the issue of New Notes is approved by non-associated Shareholders and the New Notes are subsequently converted.

Mission notes that Stantons were made aware of the existence of McDermott's proposal before finalising their report.

The Independent Expert has concluded that in its opinion the Exchange Offer, and the potential acquisitions of Shares by holders of New Notes, are "fair and reasonable" to all non-associated Shareholders.

A copy of the Independent Expert's Report is set out in Annexure C to this Explanatory Memorandum. Mission strongly recommends that you read the Independent Expert's Report in full.

5. RESOLUTION 1: APPROVAL OF ISSUE OF NEW NOTES UNDER THE EXCHANGE OFFER

5.1 Listing Rule 7.1

Listing Rule 7.1 provides that, unless an exemption applies, a listed company must not issue shares (or securities convertible into shares) representing more than 15% of its share capital in any rolling 12 month period unless it obtains shareholder approval. For the holders of shares to approve an issue or an agreement to issue, the notice of meeting seeking shareholder approval must satisfy the requirements of Listing Rule 7.3.

In accordance with Listing Rule 7.3, Mission provides the following information in relation to the proposed issue of New Notes:

- the maximum number of New Notes that will be issued under the Exchange Offer is 505,904. Each New Note will be convertible into 433 Shares at a conversion price of A$0.15 per Share, which (if all New Notes were converted) would result in a maximum of 219,056,432 Shares being issued. However, Mission can give no firm indication of:

    (i) when, or if, the New Notes may be converted into Shares by a New Noteholder; or

    (ii) in light of paragraph (i) above, the number of Shares that may ultimately be issued as a result of the conversion of the New Notes;

- the New Notes will be allotted and issued within three months of the date of the General Meeting;

- the face value and issue price of each New Note will be A$65.00 (but no new funds will be raised by the issue of New Notes as they will be issued as part of the Exchange Offer for Existing Notes);

- the New Notes will only be offered to holders of Existing Notes which currently are held by the following persons in the following proportions (following completion of the Placement):

No.	Convertible Noteholder	Number of Existing Notes
1	SLWI	126,477
2	WCT	63,238
3	EWT	63,238
6	NHA	252,951
TOTAL		505,904

- the key terms of the New Notes are summarised in section 1.2 and Annexure A of this Notice of Meeting; and
- no new funds will be raised.

5.2 Directors' Recommendation

Based on the information available, including that contained in this Explanatory Memorandum and the Independent Expert's Report and the advantages and disadvantages outlined in section 3, all of the Directors consider that Resolution 1 is in the best interests of Mission and recommend that Shareholders vote in favour of Resolution 1.

In addition, each Director intends to vote in favour of Resolution 1 for any Shares they hold or have a Relevant Interest in.

No current Director of Mission has an interest in Resolution 1 other than as a Shareholder of Mission.

6 RESOLUTIONS 2 to 5: APPROVAL OF ACQUISITIONS OF SHARES BY THE NEW NOTEHOLDERS

6.1 Requirement for Shareholder Approval

Section 606 of the Corporations Act prohibits a person acquiring a Relevant Interest in issued voting shares in a listed company through a transaction which results in the person's voting power in the company increasing from below 20% to more than 20%. Voting power includes the voting power of an entity and its associates.

As set out in sections 2.1 and 2.2, each member of the SLW Group has notified Mission that it does not consider itself an associate of other members of the SLW Group and that it is not "acting in concert" with other members of the SLW Group in relation to Mission and its affairs. Notwithstanding this, Mission has chosen to treat them as associated entities for the purposes of this Notice of Meeting. This is to ensure that Mission addresses any possibility that the members of the SLW Group may be treated by the Corporations Act as Associates, in which case their potential voting power would be aggregated. Mission does not express any opinion as to whether or not the members of the SLW Group are, in fact, Associates.

An acquisition is not prohibited by section 606 of the Corporations Act if the acquisition has been approved by a resolution of the company under item 7 of section 611 of the Corporations Act. Giving approval under item 7 of

section 611 of the Corporations Act is also in effect approval for the purposes of Listing Rule 7.1, which provides that a listed company must not issue more than 15% of its shares in any rolling 12 month period.

In the absence of Shareholder approval, the conversion of New Notes to Shares following the Exchange Offer could breach section 606 of the Corporations Act. Accordingly, the approval of Shareholders is being sought under item 7 of section 611 of the Corporations Act in respect of the Shares that may be issued pursuant to the conversion of New Notes. Mission will disregard any votes cast on Resolutions 2 to 5 by the New Noteholders and the Associates of any New Noteholder.

6.2 Requirements for Shareholder approval

The information that Shareholders require under item 7 of section 611 of the Corporations Act and ASIC Regulatory Guide 74 is set out in this Explanatory Memorandum and the Independent Expert's Report, and includes the following information:

(a) The identity of the allottee and any person who will have a Relevant Interest in the Shares to be allotted

Shares will be issued to the New Noteholders upon conversion of New Notes. Further details regarding each allottee are set out in section 2 above.

The following tables are based on the assumption that the members of the SLW Group are Associates. Refer to sections 2.2 and 6.1 of this Notice of Meeting for further information.

As at the date of this Notice of Meeting, each New Noteholder holds the following Relevant Interests in the securities of Mission and voting power in Mission:

Person/Entity	Shares	Warrants	Voting Power
SLWI*	252,195	110,345	3.3%
WCT~	0	0	3.3%
EWT~	0	0	3.3%
NHA	0	0	0%

* Includes holdings of Mr Stephen L. Way. Mr Stephen L. Way holds 100,000 Shares in his personal capacity, with the remainder held by SLWI.
~ Voting power of WCT and EWT taken to be equivalent to that of SLWI assuming that the members of the SLW Group are Associates.

(b) Maximum increase in Shares – maximum interest

If one New Noteholder (including its Associates) converts all of its New Notes and warrants to Shares, and no other person converts New Notes or warrants to Shares, that New Noteholder (including its Associates) will hold the following Relevant Interests in the securities of Mission and voting power in Mission:

Person/Entity	Shares Prior to Conversion	Shares issued upon exercise of Warrants	Shares issued upon conversion of New Notes	Total Shares following exercise of Warrants and conversion of New Notes	Voting Power
SLW Group*~	252,195	110,345	109,528,649	109,891,189	91.2%
NHA	0	0	109,527,783	109,527,783	91.0%

* Includes holdings of Mr Stephen L. Way. Mr Stephen L. Way holds 100,000 Shares in his personal capacity, with the remainder held by SLWI.
~ Voting power of WCT and EWT taken to be equivalent to that of SLWI assuming that the members of the SLW Group are Associates.

(c) Relevant Interest in Shares on a fully diluted basis

If all of the New Notes are converted and all warrants and performance rights are exercised, each New Noteholder (including its Associates) will hold the following Relevant Interests in the securities of Mission and voting power in Mission:

Person/Entity	Shares	Shares issued upon exercise of Warrants	Shares issued upon conversion of New Notes	Total Shares following exercise of Warrants and conversion of New Notes#	Voting Power
SLW Group*~	252,195	110,345	109,528,649	109,891,189	47.2%
NHA	0	0	109,527,783	109,527,783	47.0%

* Includes holdings of Mr Stephen L. Way. Mr Stephen L. Way holds 100,000 Shares in his personal capacity, with the remainder held by SLWI.
~ Voting power of WCT and EWT taken to be equivalent to that of SLWI assuming that the members of the SLW Group are Associates.
#Based upon a total number of Shares of 232,923,316 assuming all New Notes are converted and all Warrants and performance rights outstanding as at the date of this Notice are exercised or converted into Shares (as applicable).

(d) Maximum Increase in voting power

Based on the tables above, the maximum increase in the voting power of a New Noteholder (including its Associates) following the Placement is:

(i) for each member of the SLW Group, an increase of 87.9%; and

(ii) for NHA, an increase of 91.0%.

(e) Details of any person who is intended to become a Director if Shareholders vote in favour of Resolutions 2 to 5

As at the date of this Notice of Meeting, no New Noteholder has identified any persons they propose to appoint as Directors should they acquire Shares upon conversion of New Notes.

(f) The New Noteholders' intentions regarding the future of Mission if Shareholders vote in favour of Resolutions 2 to 5

The information in this section 6.2(f) has been provided by the New Noteholders. None of Mission, its officers, employees or advisers assume any responsibility for the accuracy or completeness of the information in this section.

The New Noteholders have no present intention to do any of the following after approval of Resolutions 2 to 5:

- change the business of Mission;
- with the exception of the Facility, inject further capital into Mission;
- transfer any property between Mission and itself or any of its Associates;
- redeploy any fixed assets of Mission;
- change the employment of any current employees of Mission; or
- change the current financial or dividend distribution policies of Mission.

If any of the New Noteholders (together with its Associates) gains control of Mission (through conversion of New Notes into Shares), that New Noteholder will, to the extent that information is available to it, conduct a review of the operations, assets, structure and employees of Mission in light of that change in circumstances. Final decisions as to that New Noteholder's intentions will only be reached after that review and in light of all material facts and circumstances at that time. As such, statements set out above are statements of current intention only which may change as new information becomes available or circumstances change. In particular, following an acquisition of control of Mission, a New Noteholder (together with its Associates) may decide to:

(a) give notices to compulsorily acquire any outstanding Mission Shares and, if possible, other securities;

(b) replace all or some of the Mission Board;

(c) arrange for Mission to be removed from the official list of ASX; and/or

(d) do any of the things referred to in the paragraph above (such as change the business of Mission, inject further capital, transfer or redeploy assets, change employment arrangements or change financial or dividend distribution policies).

The above statements of the New Noteholders' present intentions in no way restrict the ability of Mission's management to make changes referred to above in the exercise of their executive functions.

(g) When the allotment of the New Notes is to be made and when New Notes may be converted

The Exchange Offer is proposed to be made as soon as possible following the distribution of this Notice of Meeting, but the Exchange Offer remains subject to obtaining Shareholder approval for Resolutions 1 to 5. New Notes will (if the Exchange Offer is accepted by the

Existing Noteholders) be issued within three months of the date of the General Meeting.

New Notes may be converted into Shares at any time before maturity of the New Notes. The maturity date is 16 May 2014.

(h) An explanation of the reasons for the proposed allotment of New Notes to the New Noteholders

Please refer to sections 1 and 3 of this Explanatory Memorandum which describe relevant background and the potential advantages and disadvantages of the proposal.

(i) Identity of the Directors who approved or voted against the proposal to put Resolutions 2 to 5 to Shareholders

All of the Directors approved the proposal to put Resolutions 2 to 5 to Shareholders.

(j) Directors' Recommendation

The Directors recommend that Shareholders vote in favour of Resolutions 2 to 5.

Based on the information available, including that contained in this Explanatory Memorandum and the Independent Expert's Report (which the Directors recommend Shareholders read in full) and the advantages and disadvantages outlined in section 3 of this Explanatory Memorandum, all of the Directors consider that Resolutions 2 to 5 are in the best interests of Mission and recommend that Shareholders vote in favour of Resolutions 2 to 5.

In addition, each Director intends to vote in favour of Resolutions 2 to 5 for any Shares in which they hold or have a Relevant Interest.

No current Director of Mission has an interest in Resolutions 2 to 5 other than as a Shareholder of Mission.

7 OTHER INFORMATION

As at the date of this Notice of Meeting, except as set out in this Notice of Meeting, this Explanatory Memorandum and the Independent Expert's Report, there is no other information known to the New Noteholders or their Associates, Mission, or the Directors that is material to the decision on how to vote on Resolutions 2 to 5.

7. ENQUIRIES

Shareholders are requested to contact the company secretary, Mr Guy Burnett, on (+ 61 8) 6313 3975 if they have any queries in respect of the matters set out in these documents.

7. GLOSSARY

A$** or **$ means Australian dollars.

Associate has the meaning given in the Corporations Act.

ASX means ASX Limited or the Australian Securities Exchange (as the context requires).

Board or **Directors** means the board of directors of Mission (and each of the directors of Mission as the case may be), excluding, as applicable, any directors abstaining from time to time.

Business Day means Monday to Friday inclusive, except any day that ASX declares is not a business day.

Chairman means the chairman of the Board.

Company or **Mission** means Mission NewEnergy Limited (ACN 117 065 719).

Corporations Act means the Corporations Act 2001 (Cth).

EWT means the Eastwood Trust.

Exchange Offer means the offer to be made by Mission to all holders of Existing Notes to exchange all of their Existing Notes for New Notes on the basis of 1 New Note for every 1 Existing Note held.

Existing Notes means Mission's outstanding Series 2 convertible notes on issue as constituted by the Convertible Note Deed Poll dated 17 February 2011.

Explanatory Memorandum means the explanatory memorandum accompanying and forming part of the Notice of Meeting.

Facility means the US$5 million line of credit facility referred to in the Term Sheet.

General Meeting means the meeting convened by the Notice of Meeting, to be held at 9.00 am (Perth time) on 23 November 2012 at Perth Zoo, 20 Labouchere Road, South Perth, Western Australia.

HIIG means Houston International Insurance Group, Ltd.

Lender means SLWI or its designee, as lender under the Facility.

Listing Rule means a Listing Rule of the ASX.

McDermott means McDermott Industries Ltd.

New Noteholders means the members of the SLW Group and NHA and **New Noteholder** means any one of them.

New Notes means the new convertible notes to be issued by Mission, having the key terms set out in Annexure A.

NHA means Noble Haus Asia BVI.

Notice of Meeting or **Notice of General Meeting** means this notice of general meeting including the Explanatory Memorandum.

Perth time means the time in Perth, Western Australia.

Placement means the placement announced on 8 October 2012 pursuant to which the Company agreed to issue 1,417,860 Shares at A$0.0705 per Share to a third party investor unrelated to the Existing Noteholders or to Mission or its Directors to raise approximately A$100,000 before placement costs.

Relevant Interest has the meaning given in sections 608 and 609 of the Corporations Act.

Resolution means a resolution set out in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of Mission.

Shareholder means a holder of a Share.

SLW Group means SLWI, WCT and EWT on the assumption that they are Associates, as explained in section 2.2.

SLWI means SLW International, LLC.

Term Sheet means the US$5 million line of credit facility transaction term sheet between Mission and SLWI dated 15 August 2012 (signed by Mission on 16 August 2012).

US$ means United States dollars.

Warrants means Mission's outstanding warrants (each giving the right to subscribe for one Share) with an exercise price of A$15.00 and an expiry date of 1 May 2014.

WCT means the Westcliff Trust.

ANNEXURE A

Key terms of New Notes:

Security	Unsecured
Face Value	A$65.00 per New Note
Coupon Rate	0%
Term	From the date of issue until 16 May 2014
Issue Size	Up to A$32,883,694 (satisfied by exchange for Existing Notes)
Conversion Process	Holders of New Notes may elect to convert some or all of their New Notes at any time prior to 2.00pm Perth time on the last day of the Term. Mission may elect to convert some or all of the New Notes at any time when the volume weighted average Share price during a period of 90 consecutive trading days is at least A$48.75 (ie 0.75 times the Face Value) or greater, provided that no event of default has occurred. The New Notes also include a mandatory conversion feature which deems all unconverted New Notes to be converted if a holder of New Notes converts New Notes which represent more than 50% of the outstanding New Notes at that time.
Conversion Factor	On conversion, each New Note will convert into 433 Shares (subject to adjustments for certain bonus issues, rights issues, off-market buy-backs, distributions and capital reorganisations) that will rank equally in all respects with the other Shares on issue in Mission as at the allotment date.
Redemption	Mission must redeem all New Notes that have not previously been converted into Shares after 2.00 pm Perth time on the last day of the Term for their Face Value.
Debt Covenant	Unless prior approval of at least 75% of the holders of the New Notes is obtained, Mission must not incur a total debt obligation (including any unconverted New Notes outstanding at any given time) of higher than 2.5 times its net worth (being paid up equity plus any retained earnings).
New Share Issues	Unless prior approval of at least 75% of the holders of the New Notes is obtained, Mission must not issue more than 25% of the Company's share capital in options or convertible notes.

Listing	Mission will not seek official quotation of the New Notes on ASX or any other stock exchange. However, Mission will seek official quotation on ASX of any Shares issued on conversion of the New Notes and, if appropriate, on any other stock exchange on which Mission is listed.
Participation	Before conversion, holders of New Notes will not have a right to participate in issues of new securities or capital reconstructions affecting holders of Shares. However, the conversion factor will be adjusted for certain rights issues, bonus issues, capital reconstructions, capital distributions and off-market buy-backs. In addition, the Board has a general discretion to adjust the Face Value or conversion factor, or offer Noteholders the ability to participate in any distribution that they would have been entitled to as holders of Shares had their New Notes been converted, if the Board considers it appropriate in order to maintain the relative value of the New Notes and Shares.
Voting rights	Holders of New Notes will have no right to speak or to vote at general meetings of Mission except as provided for in the Corporations Act or the ASX Listing Rules, and except in relation to any Shares issued on conversion of the New Notes.
Transferability	New Notes and Shares issued pursuant to the conversion of the New Notes may be transferred in accordance with applicable laws, but no New Notes or Shares may be transferred to a person whose voting power, for the purposes of Chapter 6 of the Corporations Act would increase above 20% upon the occurrence of such transfer (or upon the subsequent conversion of the New Notes subject to such transfer) unless shareholder approval is given for the transfer pursuant to item 7 of section 611 of the Corporations Act.
Merger	In the event of either a consolidation, merger or business combination in respect of the Company, the obligations of the New Notes will be assumed by the surviving or acquiring entity (as the case may be) such that the value of the New Notes is not diminished by such an event and, in any event, holders of the New Notes can require the surviving or acquiring company to redeem the outstanding New Notes at face value.
Events of default	Each of the following is an event of default (unless holders of a Significant Noteholding (being more than 50% of the New Notes outstanding at the relevant time) confirm otherwise in writing): ▪ Mission fails to pay the face value or other amount when due pursuant to the terms of the New Note or otherwise; ▪ Mission fails to carry out any term of the New Notes and Mission does not remedy that failure within 10

	business days after the New Noteholder gives written notice to Mission requiring it to be remedied; ▪ any representations or warranties contained in the conditions of the New Notes are found to have been false or misleading in any material respect when made; ▪ there is an insolvency event with respect to Mission; ▪ the main business undertaking of Mission is sold or Mission is merged or consolidated with any other entity; ▪ the sale or other disposition of any material assets of Mission; ▪ a final judgment or judgments for the payment of money aggregating in excess of $1,000,000 are rendered against Mission or any of its subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; or ▪ Mission is removed from the Official List of ASX and other stock exchanges on which it is listed. If an event of default occurs and is continuing, then in any such event, and at any time thereafter, the New Noteholder may by written notice to Mission require Mission to immediately redeem the New Notes. No such written notice is required from the Noteholder upon the occurrence of an event of default being an insolvency event.

ANNEXURE B

Key terms of the Term Sheet:

Conditions precedent	Conditions precedent to the transaction providing for the Facility include: ▪ Approval and execution of definitive agreements containing usual and customary representations, affirmative and negative covenants, warranties and indemnities. ▪ No material adverse changes in Mission's operations prior to closing of the transaction providing for the Facility. ▪ The agreement of the Board to approve an SLWI nomination for Director who may also be appointed as the Chairman of an Executive Committee to the Board of Mission if required and at any time.
Amount	The Lender will commit to an aggregate of up to US$5,000,000 working capital facility in the form of a line of credit facility.
Term	The Facility will mature 24 months from the closing date.
Interest and repayments	The Facility will bear no interest, but Mission must repay at maturity the principal outstanding plus an additional amount equal to 25% (but not less than US$1 million) of the maximum principal amount reached during the term of the Facility. The Facility will include a mandatory prepayment of all or part of the then outstanding amount upon receipt by Mission or its subsidiaries of funds related to the sale or other disposition of any material assets of the Company or such subsidiaries. No such sale or disposition of assets may occur without the express and written prior approval of Lender.
Advances	Amounts under the Facility may be advanced in one or more tranches from time to time as agreed by Lender.
Restrictions	The Facility will contain provisions requiring the Lender's pre-approval of Mission's consolidated annual budget, executive compensation arrangements, capital expenditures, other permitted indebtedness of Mission and subsidiaries, the issuance of any new shares or the sale or disposition of any Shares or subsidiary shares, and include other affirmative and negative covenants and financial reporting obligations as may be required by Lender. Mission's use of proceeds of the Facility will be subject

	to the Lender's express approval prior to funding, but shall be limited to working capital and shall expressly exclude capital expenditures and debt service to other lenders. During the Term, any individual expenditures or series of similar expenditures by Mission or its subsidiaries in excess of US$25,000 will require the prior approval of the Lender.
Security	The Facility will be secured through a first priority security over all assets of Mission and if required by the Lender, Mission's subsidiaries and (or alternatively) security over the shares of the subsidiaries of Mission.
Automatic deduction from the Facility	All of Lender's costs and expenses associated with the transaction providing for the Facility, including without limitation attorneys' fees and due diligence expenses, will be paid by Mission and may be deducted from the proceeds of the Facility.
Appointment of Director (or Chairman)	The Lender will have the right to appoint a designee for Director who may also be appointed as the Chairman of an Executive Committee to the Board of Mission.
Exclusivity	Between the date of the Term Sheet and the earlier to occur of (i) closing; (ii) the termination of the Term Sheet or, following execution thereof, the definitive agreements in relation to the Term Sheet, Mission shall not, directly or indirectly, solicit, entertain, or negotiate with respect to, or in any manner encourage, discuss or consider any offer or proposal to acquire any interest in, assets of or advance funds or provide credit support to Mission, from any person other than the Lender, without the Lender's prior approval, and neither Mission nor any of its representatives shall provide information relating to Mission to any other person in connection with a possible business combination or lending transaction involving Mission. Mission will immediately notify the Lender in the event of any contact between the Company or its representatives and any other person regarding any such offer or proposal or any related inquiry.
Termination	The Term Sheet in relation to the Facility may be terminated at any time by the mutual agreement of the parties or by the Lender in the event that any of the conditions precedent are not satisfied.
Right of first refusal	If the Term Sheet is terminated, the Lender has a right of first refusal in respect of any third party financing for a period of three months following the date of termination.
Transfer	The Lender reserves the right to sell the Existing Notes or the Facility at any time with all the terms and conditions set out in the Term Sheet in tact, subject to Shareholder

	approval if applicable.
Events of default	The following are events of default under the Facility: ▪ Mission's auditors or the Board deeming Mission insolvent or Mission's auditors providing an adverse going concern audit opinion. ▪ Any default by Mission or its subsidiaries under any material contracts or commitments of Mission or its subsidiaries. ▪ Mission failing to maintain the ongoing employment of Mr. Nathan Mahalingam as Chief Executive Officer.

ANNEXURE C

Independent Expert's Report:

Stantons International Securities

PO Box 1908
West Perth WA 6872
Australia

Level 2, 1 Walker Avenue
West Perth WA 6005
Australia

Tel: +61 8 9481 3188
Fax: +61 8 9321 1204

ABN: 84144581519
AFS Licence No: 418019
www.stantons.com.au

9 October 2012

The Directors
Mission NewEnergy Limited
Unit B2, 431 Roberts Road
SUBIACO WA 6008

Dear Sirs,

INDEPENDENT EXPERT'S REPORT

RE: MISSION NEWENERGY LIMITED (ABN 63 117 065 719) ("MISSION" OR "THE COMPANY") - MEETING OF SHAREHOLDERS TO CONSIDER RESOLUTIONS 2 TO 5 UNDER SECTION 611 (ITEM 7) OF THE CORPORATIONS ACT ("TCA") RELATING TO THE PROPOSALS TO ALLOW THE ISSUE OF SHARES IN MISSION TO VARIOUS SERIES 2 CONVERTIBLE NOTE HOLDERS WHO WILL BECOME SERIES 3 CONVERTIBLE NOTE HOLDERS ON CONVERSION TO THE SERIES 3 CONVERTIBLE NOTES

EXECUTIVE SUMMARY

In relations to resolutions 2 to 5 relating to potential issue of shares as detailed below and as detailed in the Notice of Meeting to Mission, we have concluded that in view of the current financial state of the Company and the difficulty in the markets to raise capital, on balance we considered the transactions to be **fair and reasonable** to the non-associated shareholders of Mission.

If the proposed Exchange Offer is successful and if all Series 3 Notes were converted to ordinary shares in Mission, the existing $32,883,760 debt (505,904 times $65 = $32,883,760) would be eliminated. In addition, as interest of 4% per annum is to be foregone once the Series 2 Notes are exchanged for Series 3 Notes, the Company may save cash interest costs of approximately $2,567,000.

The Company urgently needs cash funds to meet some current liabilities and meet planned commitments. As at 30 June 2012, the adjusted cash position of the Company was only $456,000 (assumes a spend of $1,000,000 between 1 July 2012 and 30 September 2012) without assets sales or generation of cash from operations the company anticipates being out of cash by end of November 2012 notwithstanding unforseen expenditures (assuming the Exchange Offer is unsuccessful) and it would be unlikely to be able to make the November coupon payment. The Company announced its intention to undertake an exchange offer for its existing convertible notes for new convertible notes. The key difference of the new notes being the removal of all remaining coupon (a benefit of approximately A$2.0 million) and the adjustment to the conversion ratio to more closely reflect the current market price of the Company's shares ("Exchange Offer"). Further the Company announced its intention to enter into the SLW International LLC ("SLWI") Credit Facility of US$5,000,000 to the Company as working capital for a period of time (24 months), where SLWI has control over expenditures and direction of the Mission Group (Facility). However, the Company can provide no assurances that the Facility will be completed. As such removing the immediate substantial liability, being the November 2012 coupon payment of approximately $650,000 is of critical importance given the Company's cash position which can only be achieved if resolutions 1 to 5 are passed and the convertible note holders agree to the Exchange Offer.

If all Series 3 notes are converted they collectively would have voting control of approximately 95.38% (includes 152,195 shares already held by SWL1 and 100,000 shares held by Stephen Way who is deemed associated with SWL1).

The proposed exchange offer in effect allows the Company to raise funds at 15.0115 cents being at a premium of between approximately 50% to 114% of the range of more recent share prices of between 7.0 cents and 10.0 cents. For the Company to raise money in its current financial circumstances it would be very likely that the share issue price would be below the 7.0 cent to 10.0 cent range. It is not unreasonable to assume that for Mission to raise funds in the current economic circumstances a significant discount would need to be offered to investors. It is noted that in recent times many companies are making share placements at significant discounts to share trading prices and some discounts have been 50% or more.

It is noted that a significant shareholder (McDermott Industries Limited being the investment company of Ir Lee Swee Eng) ("McDermott") in Mission has written to Mission on 28 September 2012 suggesting a discounted rights issue to raise up to US$8,000,000 which would include a shortfall facility to enable shareholders to take up the shortfall pro-rata to their entitlements. The proposed actual issue price was not stipulated but the letter stated that it should be at an appropriate percentage discount to the current market value to make the rights issue as attractive as possible to existing shareholders to encourage them to take up their rights and avoid dilution. McDermott has offered to underwrite the rights issue up to 50%. The proposal came with a number of conditions, that included due diligence on the Company, the right to appoint 2 directors of Mission, the present Group Chief Executive Officer ("CEO") steps down to make way for new management (and McDermott be consulted on and agrees to the appointment of a new CEO) and the status quo be maintained on the Series 2 Convertible Notes and no restructure be undertaken on such Notes without McDermott's prior consent. Further details on the McDermott proposal and the views of the Company on the proposals are outlined in the Explanatory Memorandum to Shareholders ("EMS") (section 1.1 and 1.4) attached to the Notice of Meeting ("the Notice").

The Company is currently evaluating several new strategic alternatives, the additional capital will allow the company to either merge its existing assets into a new venture or utilize the Company's infrastructure along with expertise to engage in new profitable operations or recommence its operations upon favourable change in market conditions.

If shareholders do not approve resolution 1 or the convertible note holders do not take up the Exchange Offer (in effect in the main the approval to amend the conversion ratio) then the Company may not be able to make its November 2012 convertible note half yearly payment. Despite the potential SLW1 Facility there is the possibility that the Company cannot continue in its present form and may require other strategies including having to call in Administrators and the Company may be forced to divest itself of some or all of its remaining assets and may not be able to continue to survive as a listed ASX company. However, the Company could explore the possibility of the proposal by the shareholder to undertake a rights issue.

1. INTRODUCTION

1.1 We have been requested by the Directors of Mission to prepare an Independent Expert's Report to determine the fairness and reasonableness of the transactions referred to in resolutions 2 to 5 relating to potential issue of shares as detailed below and as detailed in the Notice proposed to be issued to Mission shareholders in October 2012.

1.2 It is proposed that SLWI will provide a Line of Credit Facility of up to US$5,000,000 ("Credit Facility") and furthermore Mission intends to conduct the Exchange Offer whereby agrees that the current Series 2 Notes (505,904 Series 2 Notes with a face value of $65 each for a total face value of $32,883,760) that have a convertible to shares in Mission clause on the basis of 4 new shares for every one Series 2 Note converted be amended and replaced by an equal number of Series 3 Notes (no new cash introduced) and that the Series 3 Notes may be converted to ordinary shares in Mission on the basis of 433 new shares for each Series 3 Note converted but the convertible note holders of the Series 3 Notes will waive future coupon (interest) payments. The current conversion price of the Series 2 Notes is at $16.25 per Series 2 Note (on a basis of 4 shares for each Series 2 Note i.e $65/4) to become convertible on a basis of 433 shares for every $1 of Series 3 Notes so that the effective conversion price becomes approximately 15.0115 cents. The Series 2 Notes were initially issued at $1.30 in 2007 but due to a 50 for 1 consolidation in 2011, the effective conversion price became $65. If the Exchange Offer is accepted by the Convertible Note Holders, subject to shareholder approval, all of the Series 2 Notes would be converted to Series 3 Notes and the conversion ratio altering to a 433 shares for every one Series 3 Note and convertible note holders will waive future coupon (interest) payments as

consideration. The reason for the recommended change to the conversion ratio is to more fully align the conversion price with the market price of a share in Mission trading on the Australian Securities Exchange ("ASX") – refer elsewhere in this report.

The Series 2 Note Holders (who will become the Series 3 Note Holders), if they accept the Exchange Offer and resolutions 1 to 5 are passed would be as follows:

- Noble Haus Asia Limited ("Noble") with 252,951 Series 2 Notes (face value of $16,441,815);
- SLWI with 126,477 Series 2 Notes (face value of $8,221,005);
- Westcliffe Trust with 63,238 Series 2 Notes (face value of $4,110,470); and
- Eastwood Trust with 63,238 Series 2 Notes (face value of $4,110,470)

SLW1, Westcliffe Trust and Eastwood Trust have notified Mission that they (a) do not consider themselves to be associates as the Trusts are not controlled by Mr Stephen L Way or his family members ("Way") and (b) they are not "acting in concert" in relation to Mission and its affairs. Notwithstanding this, given that SLW1 and the Trusts each have some connection with Way, Mission has chosen to treat them as associated entities (using the term the "SLW1 Group"). All of the above entities collectively are referred to in this report as the Convertible Note Holders. The total number of shares on issue prior to the conversion of any convertible notes is 10,870,257 assuming completion of the issue of 1,417,860 shares in October 2012 to investors with no relation to the Convertible Note Holders or to Mission.

The number of shares that could be issued to each individual Convertible Note Holder if all of each party's Series 3 Notes were converted to shares in Mission on the basis of 433 shares for each Series 3 Note is as follows:

Series 3 Note Holder	No. of Mission shares on conversion	Percentage shareholding in Mission if only each Series 3 Note Holder converted (rounded)
• Noble	109,527,783	90.97
• SLWI	54,764,541	83.44
• Westcliffe Trust	27,382,054	71.58
• Eastwood Trust	27,382,054	71.58
	219,056,432	

Individually, each Series 3 Note Holder could obtain an interest of greater than 20% of the expanded issued capital of the Company as noted above. SLWI already owns 152,195 shares in Mission and its principle Mr Stephen Way owns 100,000 shares in Mission, so collectively SLWI already controls 252,195 shares in Mission. SLWI's potential shareholding could be 55,016,736 shares or approximately 83.82%. This ignores the 110,345 warrants (options) held by Way and if these were included SLW1/Way would own 55,127,081 shares, representing approximately 83.85% of the expanded capital of Mission. The collective SLW1 Group (including Way) would own 109,891,189 shares, representing approximately 91.19% of the expanded capital of Mission.

If all Series 3 Note Holders converted their Series 3 Notes on the basis of 433 new shares in Mission for each Series 3 Note (was initially on the basis of 4 new shares in Mission for each Series 2 Note), the percentage shareholding of each previous Series 3 Note Holder would, based on the expanded shares on issue being 229,926,707, be as follows:

Series 3 Note Holder	No. of Mission shares on conversion	Percentage shareholding in Mission if all Series 3 Note Holders converted (rounded)
• Noble	109,527,783	47.64
• SLWI	54,764,541	23.82
• Westcliffe Trust	27,382,054	11.91
• Eastwood Trust	27,382,054	11.91

As SLWI and Way effectively already owns 252,195 shares in Mission, SLWI's potential shareholding could be 55,016,736 shares or approximately 23.93% (and approximately 23.96% if the 110,345 warrants owned by Way were exercised). The SLW1 Group (including Way) potential shareholding could be 109,891,189 shares, representing approximately 91.19% of the expanded capital of Mission.

The basic terms of the potential US$5,000,000 Credit Facility to be provided by SLWI (not convertible into shares in Mission) and separate from the Exchange Offer are outlined below.

- There will be a Credit Facility of non convertible notes of US$5,000,000 (Credit Facility Loan);
- The Credit Facility term will be 24 months and the Notes will carry no coupon interest but at maturity the principal amount is payable plus an additional 25% (but not less than $1,000,000) (in effect an effective interest rate of approximately 12.5% in the event that all of the US$5,000,000 was drawn down at one time);
- Draw down of the funds to be made available under the Credit Facility is subject to, inter-alia, the execution of formal legal documentation;
- The Credit Loans are to be secured by way of a pledge over all tangible and intangible assets of Mission and its subsidiaries;
- The Credit Facility will include a mandatory prepayment of all or part of the outstanding amount thereunder upon the receipt by the Company or its subsidiaries of funds related to the sale or other disposition of any material assets of the Company or its subsidiaries; and
- Furthermore, during the term of the Facility Credit Facility, SLWI must approve all individual or series of expenditures by the Company or its subsidiaries in excess of $25,000. Furthermore, use of the proceeds of the Credit Facility will be subject to SLWI's express prior approval prior to funding but shall be limited to working capital and shall expressly exclude capital expenditures and debt services to other lenders. In addition, there are provisions in the Credit Facility requiring SLWI's pre-approval of the Company's consolidated annual budget, executive compensation arrangements, capital expenditures, other permitted indebtedness of the Company and its subsidiaries, the issuance of any new shares or the sale or disposition of any existing Company or subsidiary shares, and includes other affirmative and negative covenants and financial reporting obligations.

The Company's auditors or the Board of Mission deeming the Company to be insolvent or the Company's auditors providing an adverse going concern audit opinion, shall be an event of default. In addition, any default by the Company or its subsidiaries under any material contracts or commitments and the failure to continue the employment of Nathan Mahalingham as Chief Executive Officer are defaults under the Credit Facility.

1.3 In the event that all of the new Series 3 Notes (in effect the 505,904 existing Series 2 Notes with a face value of $65 each with changed conversion terms and interest no longer payable) were converted to ordinary shares in Mission (on the basis of 433 new shares for each 1 (one) of Series 3 Notes) the Convertible Note Holders shareholding could increase by 219,056,432 shares if all Series 3 Notes were converted at an effective price of approximately 15.0115 cents per share ($65/433=$0.1501).

1.4 Five resolutions will be put to the shareholders relating to the Company. Resolution 1 is seeking shareholder approval for the restructuring of the Series 2 Notes to Series 3 Notes (in effect allowing the Company to undertake the Exchange Offer, where Series 3 Notes would convert on a 433 to 1 basis compared with the old conversion rate of 4 to 1 and the removal of coupon payments as noted above) and the potential to issue approximately up to 219,056,432 shares to the Convertible Note Holders; Resolution 2 to 4 seeks shareholder approval that would allow the SLWI Group, (includes SLW1, Westcliffe Trust ("WCT") and Eastwood Trust ("EWT")) to obtain up to 109,826,984 shares in Mission on conversion of their respective convertible notes and those notes of their associates. The SLW1 Group would obtain a percentage interest in Mission of greater than 20% (up to 91.2%). Resolution 5 seeks shareholder approval that would allow Noble to obtain up to 109,528,216 shares in Mission on conversion of its 252,952 Series 3 Notes to obtain a percentage interest in Mission of greater than 20% (up to 90.97% as noted above). The collective interests of the Convertible Note Holders (none related to each other) could approximate 95.27% if resolution 1 is passed and all Convertible Note Holders converted all Series 3 Notes to ordinary shares in Mission (and no share options are exercised or performance shares converted to ordinary shares).

1.5 Under Section 606 of TCA, a person must not acquire a relevant interest in issued voting shares in a company if because of the transaction, that persons' or someone else's voting power in the company increases:

(a) from 20% or below to more than 20%; or
(b) from a starting point that is above 20% and below 90%.

Under Section 611 (Item 7) of TCA, Section 606 does not apply in relation to any acquisition of shares in a company by resolution passed at a general meeting at which no votes were cast in favour of the resolution by the acquirer or the disposer or their respective associates. An independent expert is required to report on the fairness and reasonableness of the transactions noted in resolutions 2 to 5 pursuant to a Section 611 (Item 7) meeting.

1.6 Under ASIC Regulatory Guideline 111 "Contents of Expert Reports", an Independent Expert's Report is required to report on the fairness and reasonableness of the transactions pursuant to resolutions 2 to 5. The Directors have requested Stantons International Securities to prepare an Independent Expert's Report to assist the shareholders in determining how to vote on resolutions 2 to 5 as outlined in the Notice.

1.7 Apart from this introduction, the report considers the following:

- Summary of opinion
- Implications of the proposals
- Future directions of Mission
- Basis of valuation of shares in Mission
- Premium for control
- Fairness and Reasonableness of the Proposals
- Conclusion as to Fairness and Reasonableness
- Sources of information
- Appendix A and our Financial Services Guide

2. SUMMARY OF OPINION

2.1 In determining the fairness and reasonableness of the transactions pursuant to resolutions 2 to 5 we have had regard for the definitions set out by the Australian Securities and Investments Commission ("ASIC") in its Regulatory Statement 111. Regulatory Statement 111 states that an opinion as to whether an offer is fair and/or reasonable shall entail a comparison between the offer price and the value that may be attributed to the securities under offer (fairness) and an examination to determine whether there is justification for the offer price on objective grounds after reference to that value (reasonableness). The concept of "fairness" is taken to be the value of the offer price, or the consideration, being equal to or greater than the value of the securities in the above mentioned offer. Furthermore, this comparison should be made assuming 100% ownership of the "target" and irrespective of whether the consideration is scrip or cash. An offer is "reasonable" if it is fair. An offer may also be reasonable, if despite not being "fair", where there are sufficient grounds for security holders to accept the offer in the absence of any higher bid before the close of the offer. Regulatory Statement 111 also states that in all cases, where an acquisition of shares by way of an allotment is to be approved by shareholders pursuant to Section 611 (Item 7) of TCA, a report by an independent expert stating whether or not the proposals pursuant to resolution 2 to 5 are fair and reasonable, having regard to the interests of shareholders other than the proposed allottee (in this case, the Series 3 Convertible Note Holders), and whether a premium for potential control is being paid by the allottees, will be required. Regulatory Statement 111 also provides that such an allotment should involve a comparison of the advantages and disadvantages likely to accrue to non-associated shareholders if the transaction proceeds compared with if it does not. Although in this case the potential issues of new shares in Mission on conversion of the Series 3 Notes are not takeover offers, we have considered the general principles noted above to determine our opinions on fairness and reasonableness pertaining to the proposals under resolutions 2 to 5.

Accordingly, our report relating to resolutions 2 to 5 is concerned firstly with the fairness and reasonableness of the proposals from the point of view of the existing non associated shareholders of Mission, and secondly whether the price payable for the potential to obtain a significant shareholding interest (by each Series 3 Convertible Note Holder) include premiums for control.

2.2 **In our opinion:**

The proposal as outlined in resolution 2 whereby up to 109,528,649 shares may be issued by Mission to SLWI and its associates on conversion of 126,477 of the proposed Series 3 Notes are, in view of the current financial state of the Company and the difficulty in the markets to raise capital, on balance considered to be fair and reasonable to the non-associated shareholders of Mission as at the date of this report.

The proposals as outlined in resolutions 3 to 4 respectively whereby up to 109,528,649 shares each may be issued by Mission to the Westcliffe Trust and the Eastwood Trust and their respective associates respectively on conversion of 63,238 of the proposed Series 3 Notes each owned by the Westcliffe Trust and the Eastwood Trust respectively are, in view of the current financial state of the Company and the difficulty in the markets to raise capital, on balance considered to be fair and reasonable to the non-associated shareholders of Mission as at the date of this report.

The proposal as outlined in resolution 5 whereby up to 109,527,783 shares may be issued by Mission to Noble on conversion of 252,951 of the proposed Series 3 Notes are, in view of the current financial state of the Company and the difficulty in the markets to raise capital, on balance considered to be fair and reasonable to the non-associated shareholders of Mission as at the date of this report.

It is noted that a McDermott, a significant shareholder in Mission has written to Mission on 28 September 2012 suggesting a discounted rights issue to raise up to US$8,000,000 which would include a shortfall facility to enable shareholders to take up the shortfall pro-rata to their entitlements. The proposed actual issue price was not stipulated but the letter stated that it should be at an appropriate percentage discount to the current market value to make the rights issue as attractive as possible to existing shareholders to encourage them to take up their rights and avoid dilution. McDermott has offered to underwrite the rights issue up to 50%. The proposal came with a number of conditions, that included due diligence on the Company, the right to appoint 2 directors of Mission, the present Group Chief Executive Officer ("CEO") steps down to make way for new management (and McDermott be consulted on and agrees to the appointment of a new CEO) and the status quo be maintained on the Series 2 Convertible Notes and no restructure be undertaken on such Notes without McDermott's prior consent.

The Company is currently evaluating several new strategic alternatives, the additional capital will allow the Company to either merge its existing assets into a new venture or utilize the Company's infrastructure along with expertise to engage in new profitable operations or recommence its operations upon favourable change in market conditions.

The opinions expressed above must be read in conjunction with the more detailed analysis and comments made in this report. For those shareholders who are in favour of a discounted rights issue, may not consider the proposals under resolutions 2 to 5 as being fair and reasonable. However, all shareholders should read the comments of the Directors in the EMS on the McDermott proposals.

3. IMPLICATIONS OF THE PROPOSALS

3.1 As at 30 September 2012, there were 9,452,415 fully paid ordinary Shares on issue in Mission and after the issue of 1,417,860 shares in October 2012 via a placement announced to the market on 8 October 2012 (shares expected to be issued within one week) there are 10,870,275 shares on issue. The significant fully paid Mission shareholders as at 9 August 2012 are disclosed as:

Name of Shareholder	No. of Shares	% Interest
USA Register Control	5,658,504	59.86
HBSC Custody Nominees (Australia) Limited (two accounts)	1,359,027	14.38
Mission Equities Sdn Bhd	492,947	5.22

National Nominees Limited	310,584	3.29
Citicorp Nominees Limited	280,437	2.97
Mr Boonsri Pewkliang & Mrs Katima Pewkliang	270,096	2.86
	2,710,170	71.47

3.2 The top twenty fully paid shareholders as at 9 August 2012 owned approximately 95.38% of the issued capital of the Company. There is no available break down of the shareholders on the USA Register. However, it is advised that SLWI or parties related to SLWI own 188,432 shares in Mission that represents approximately 1.99% of the issued capital of the Company as at 30 September 2012. In October 2012, the Company placed 1,417,860 shares at 7.05 cents each to raise an approximate $100,000 (announced to the market on 8 October 2012). As at the date of this report, the placement shares have not been issued.

3.3 As at 30 September 2012, the share options currently on issue are 2,995,009 unlisted share options (warrants) exercisable at $15 each. 1,000,000 expire on 30 April 2014 and 1,995,909 expire on 1 May 2014. In addition there are 1,600 unlisted performance shares that have one remaining vesting clause where the earnings per share ("EPS") is at least $7.50 by 30 June 2013. It is not expected that the vesting condition will be met by 30 June 2013 and it is extremely unlikely that any of the share options will be exercised by their due dates. As the Existing Options are materially "out of the money" and it is expected that the Performance Shares noted above will not meet the vesting condition by 30 June 2013, no dilution percentages have been disclosed.

In addition, as at 30 September 2012 there are 505,904 convertible notes ("the Series 2 Notes") that mature on 16 May 2014 that have an interest rate of 4% and may be converted to ordinary shares in Mission on the basis of 4 new Mission shares per 1 Series 2 Note (effectively a conversion price of $16.25 per Series 2 Note). Based on the existing 4 to 1 ratio, the potential number of new shares that could have been issued on full conversion of the Principal Sum may have been 2,023,616 and this will now become 219,056,432 if resolution 1 is passed and consummated. A previous convertible note outstanding with a face value of $15,000,000 at 30 June 2011 was settled for $5,000,000 in the six months ended 31 December 2011 resulting in a profit on settlement disclosed in the financial statements for the six months ended 31 December 2011 of approximately $10,299,000.

Noble could obtain a percentage interest in Mission of greater than 20% (up to 47.64%) if Noble converted all of the 252,952 Series 3 Notes (ex Series 2 Notes) to 109,528,216 ordinary shares in Mission at 15.0115 cents per share (this assumes all other Series 3 Note Holders will also convert all of their Series 3 Notes). In the event that only Noble converted its Series 3 Notes in full (the other Series 3 Note Holders do not convert or convert later), Noble's shareholding interest in Mission could be up to approximately 90.97%.

SLWI could obtain a percentage interest in Mission of greater than 20% (up to approximately 23.82%) if SLWI converted all of the 126,477 Series 3 Notes (ex Series 2 Notes) it owns to 54,764,541 ordinary shares in Mission at approximately 15.0115 cents per share (this assumes all other Series 3 Note Holders will also convert all of their Series 3 Notes to shares in Mission). In the event that only SLWI converted its Series 3 Notes in full (Noble and other Series 3 Note Holders do not convert or convert later), SLWI's shareholding interest in Mission could be up to approximately 83.85% (SLWI percentages incorporate the 152,195 shares already held by SLWI in Mission and the 100,000 shares held by Way as at 4 October 2012).

Each of the Westcliffe Trust and the Eastwood Trust ("Trusts") could obtain a percentage interest in Mission of greater than 20% (up to approximately 11.91%) if all such Trusts converted all of the 63,238 Series 3 Notes (ex Series 2 Notes) that they own to 27,382,054 ordinary shares each in Mission at approximately 15.0115 cents per share (this assumes all other Series 3 Note Holders will also convert all of their Series 3 Notes to shares in Mission). In the event that only one of the Trusts converted its Series 3 Notes in full (Noble, SLWI and other Series 3 Note Holders do not convert or convert later), each of the Westcliffe Trust and the Eastwood Trust shareholding interest in Mission could be up to approximately 71.58% (see paragraph 1.2 above).

The collective interests of the Convertible Note Holders could approximate 95.27% (approximately 95.27% including the current 152,195 shares held by SLWI in Mission and the 100,000 shares held by Way as at 4 October 2012) if resolutions 1 to 5 were passed, each of the Convertible Note Holders takes up the Exchange Offer and all Convertible Note Holders converted all Series 3 Notes to

ordinary shares in Mission. If all Series 3 Notes were converted to ordinary shares in Mission, the existing $32,883,760 debt (505,904 times $65 = $32,883,760) would be eliminated.

In addition, as interest of 4% per annum is to be foregone once the Series 2 Notes are exchanged for Series 3 Notes, the Company may save cash interest costs of approximately $2,567,000 assuming the Series 3 Notes come into existence before the 30 November 2012 coupon payment and the expiry date is still 16 May 2014.

3.4 There is a potential that SLWI will provide a Credit Facility of US$5,000,000 to the Company as working capital. This is separate from the Exchange Offer. The basic terms of the Credit Facility are outlined in paragraph 1.2 of this report. The term of the Credit Facility is 24 months and on maturity the sum payable to SWLI will be US$1,250,000 (a 25% premium to the US$5,000,000). It is unclear as to whether Mission will have sufficient funds to repay the Credit Facility Loan when due for repayment. On repayment of the Credit Facility Loans, Mission will need to pay back the principal sum of up to US$5,000,000 and an additional US$1,250,000 (assume it has drawn down all of the Credit Facility) with a minimum extra payback of US$1,000,000 regardless of the amounts drawn down). The Credit Facility and the associated Credit Facility Loans will be secured by a pledge of all tangible and intangible assets of the Company and its subsidiaries, including, without limitation, the Company's Malaysian 100,000 tpa Biodiesel Refinery No 1, the Malaysian 250,000 tpa Biodiesel Refinery No 2 and the Company's interest in Oleovest Pte Ltd as joint venture partner in an Indonesian palm oil refinery joint venture. Any sale proceeds received from the sale of assets by the Company or its subsidiaries are to be used to repay any draw downs under the Credit Facility and for no other purposes.

3.5 In relation to the Board of Directors control, the current non-executive directors are Dario Amara, Admiral (retired) Tan Sri Dato' Mohd Anwar bin Haji Mohd Nor, Datuk Zain Yusuf, Aarun Bhatnagar and Peter Torre. After completion of the transactions with SWLI, the directors of Mission will make a decision as to the composition of the Board in light of material facts and of Mission's circumstances at the relevant time. SLWI has the right to nominate one director to the Board of Directors.

It is noted that a nominee of SLWI may become the chairman of an executive committee of Mission. Furthermore, during the term of the Credit Facility, SLWI must approve all individual or series of expenditures by the Company or its subsidiaries in excess of $25,000. Furthermore, use of the proceeds of the Credit Facility will be subject to SLWI's express prior approval prior to funding but shall be limited to working capital and shall expressly exclude capital expenditures and debt services to other lenders. In addition, there are provisions in the Credit Facility requiring SLWI's pre-approval of the Company's consolidated annual budget, executive compensation arrangements, capital expenditures, other permitted indebtedness of the Company and its subsidiaries, the issuance of any new shares or the sale or disposition of any existing Company or subsidiary shares, and includes other affirmative and negative covenants and financial reporting obligations.

In effect for a period of time (24 months), SLWI has control over expenditures and direction of the Mission Group.

4. FUTURE DIRECTIONS OF MISSION

4.1 We have been advised by a senior manager of Mission that:

- The composition of the Board of Directors of Mission may change in the future as the needs dictate (refer above regarding SLWI's control over certain matters). In addition, if a rights issue was undertaken, McDermott who is proposing such an issue may wish to appoint 2 new directors to the Board;
- The Company, if it is able to draw-down the US$5,000,000 via the potential Credit Facility would use the funds for working capital and pursue a new strategic direction;
- The Company invested in an Indonesian Joint Venture company via acquiring an 85% shareholding in the Singaporean company, Oleovest Pte Ltd ("Oleovest") that has a 70% equity shareholding interest in PT Singeri Oleo Nusantara ("PTSON") as announced to the market on 20 February 2012 at an initial cost of around $3,000,000. It is estimated that the total project cost

may be around US$93.4 million of which 70% may be debt financed and 30% equity financed. However, the Company announced on 11 July 2012 that it had served a Notice of termination to PT Perkbebunan Nusantara 111 ("PTPN111") for breach of material obligations under the Joint Venture and Shareholders Agreement ('JVA") signed on 23 December 2011. Oleovest has called for a shareholders meeting to agree and implement the way forward for the Joint Venture, in accordance with the JVA. Under the JVA with PTPN111 Oleovest is effectively entitled on termination (due to default and as they are the non defaulting party) to the higher of the initial capital invested (US$2,800,000) and 70% of the valuation of the project based on an independent valuation report. It has been suggested to PTPN111 that one of the 'Big 4" accounting firms undertakes the valuation. The final outcome of negotiations with PTPN111 cannot be determined at this point of time.

- The Company may seek to sell its existing processing plants in Malaysia. As provided for in its EPCC Contract with KNM Process Systems Sdn Bhd ("KNM") dispute resolution is only through arbitration and thus notice has been served on KNM by a subsidiary of Mission, Mission Biofuels Sdn Bhd. Mission refutes that it has a current obligation to pay KNM M30.5 million (around A$10,000,000) as claimed by KNM. Mission is unable at this stage to provide any firm guidance on the timeline for the completion of the arbitration process. The plants are now in care and maintenance. The Malaysian bio-diesel market is in turmoil (17 plants but only are few are now operating) and many of the bio-diesel plants are on the market with little or no sales made in 2011/12. The Company in 2010 wrote off the costs of the two Malaysian plants (around $76 million) and thus the carrying values are $nil. The realisable values of the refineries on a going concern basis are unknown.

- Mission is also to assess the Jatropha plantation project following the 2012 growing season (yields to date have been materially lower than forecasted). The project in India has been substantially downsized over recent times and the Company may divest itself of the Indian (and other) non-core assets. The Mission Group owns two windmills in India but after paying off debt the estimated proceeds may be around US$300,000. Mission also owns a property on India with an estimated market value of between $500,000 and $600,000 and this may also be sold in 2012/13.

- The Company is currently evaluating several new strategic alternatives which would allow the Company to either merge its assets into a new venture or utilise the Company's infrastructure along with expertise to engage in new profitable operations.

- No dividend policy has been set and is not proposed to be set until such time as the Company is profitable and has a positive cash flow;

- The Company will seek to raise further capital to continue the remaining business activities. As noted above, McDermott of the Company has proposed a rights issue at a price that would be at a discount to market. The Board has at this stage rejected the McDermott proposal but this does not preclude the Company from raising new capital via a rights issue or share placements;

- Mission was not in compliance with the NASDQ listing requirement to have a minimum Market Value of Listed Securities ("MVLS") on the NASDQ Market of US$50,000,000 and accordingly, the Company's securities have been formally delisted from trading on NASDAQ.

5. BASIS OF TECHNICAL VALUATION OF MISSION

5.1 Shares in Mission

5.1.1 In considering the proposals as outlined in resolutions 2 to 5 we have sought to determine if the considerations payable by Noble, SLWI and the Trusts to convert their proposed Series 3 Notes into ordinary shares in Mission is fair and reasonable to the existing non-associated shareholders of Mission.

5.1.2 The proposal pursuant to resolution 2 to 5 would be fair to the existing non associated shareholders if the value of the considerations being offered by Noble, SLWI and the Trusts to convert the Series 3 Note is greater than or equal to the implicit value of the shares being issued from the consideration of the issue of shares from the conversion of the Series 3 Notes. Accordingly, we have sought to

determine a theoretical value that could reasonably be placed on Mission shares for the purposes of this report.

5.1.3 The valuation methodologies we have considered in determining the current technical value of a share in Mission are:

- Capitalised maintainable earnings/discounted cash flow,
- Takeover bid - the price which an alternative acquirer might be willing to offer,
- Adjusted net asset backing and windup value, and
- The market value price of Mission shares.

5.2 Capitalised Maintainable Earnings / Discounted Cash Flows

5.2.1 Mission currently does not have a reliable cash flow or profit history from a business undertaking and therefore this methodology is not appropriate. Currently, Mission does not have sufficient funds and thus any perceived technical value of the remaining existing business assets is theoretical as without funds they will not be developed. Past history has shown that profits and positive cash flows from the businesses have not been achieved. In the year ended 30 June 2010, the EBITDA was a negative $90,501,000 and the loss after tax was approximately $97,800,000 (after impairments of receivables, inventories/biological assets and plant of approximately $82,989,000). For the year ended 30 June 2011, the EBITDA was a negative $15,821,000 and the loss after tax was approximately $21,670,000 (after impairments of receivables and plant of approximately $5,431,000). Sales revenues for the two years were $14,394,000 and $14,080,000 respectively. For the six months ended 31 December 2011, the unaudited EBITDA was $6,587,000 and the profit for the six months was $3,760,000 (after an abnormal profit of $10,299,000 from a gain on settlement of prior convertible notes and $1,479,000 from a change in the fair value of biological assets). For the year ended 30 June 2012, the audited loss after tax was approximately $6,130,000 (after impairments of receivables, goodwill, inventory and plant of approximately $5,676,000). The audited loss after tax for the year ended 30 June 2012 has been determined after an abnormal profit of $10,300,000 from a gain on settlement of prior convertible notes (2011 year, $1,734,000) and $nil from a change in the fair value of biological assets (2011 year $790,000 and 2010 year $1,656,000). The cash outflow (negative) from operations for the years ended 30 June 2010 and 2011 were $(6,902,000) and $(15,089,000) respectively. For the year ended 30 June 2012, the audited negative cash outflow was approximately $(4,871,000). The Company has some prospects to move to a positive cash flow from operations particularly if the Indonesian Joint Venture that is in dispute can be resolved and the joint venture financed (around US$93.4 million is required to be financed as to approximately 70% debt and 30% in equity) but urgently needs cash funds to meet some current liabilities and meet planned commitments. As noted above the Company is in negotiations with its Indonesian JV partner and may well receive some monies (unknown amount) if it leaves the JV. The Malaysian and Indian operations are not making profits and several years ago, the Company made significant write downs in plant and equipment to reflect the severe downturn in projected cash flows from the Malaysian operations. The Malaysian plants are loss making and as noted above may well be placed on to the market.

5.3 Takeover Bid

5.3.1 We have been advised by the Directors of Mission that they do not believe that there would be any person with an interest in taking over the Company by way of a formal takeover bid at the current time. To our knowledge, there are no current bids in the market place and the Directors of Mission have formed the view that there is unlikely to be any takeover bids made for Mission in the immediate future. However, the combined interests of the Convertible Note Holders may increase their shareholding in Mission to approximately 95.27% if all of the Principal Sum ($32,883,760) of the Series 3 Notes is converted to ordinary shares in Mission. However it is noted by Mission management that none of the Convertible Note Holders are related parties and would act independently of each other. Noble, if no other Convertible Note Holder converted their Series 3 Notes to shares in Mission, could own 92.06% of Mission if no other Convertible Note Holder converted their Series 3 Notes to shares in Mission (and approximately 47.02% if all Convertible Note Holder converted their Series 3 Notes to shares in Mission). As noted in paragraph 1.2 each Series 3 Convertible Note Holders could obtain an interest of greater than 20%.

5.4 Net Asset Backing and Wind-Up Value

5.4.1 As there is no current intention to wind up the Company, we have not considered wind up values for the purposes of this report although we do note the precarious financial position of Mission. A summary of the consolidated statement of financial position (balance sheet) as at 30 June 2012 of Mission is summarised below along with a pro-forma consolidated balance sheet after allowing for the following:

- The incurring of forecasted $1,250,000 in additional operational losses from 1 July 2012 to 31 October 2012. The actual losses may be materially higher or lower. We have assumed the approximate $100,000 raised in October 2012 has been spent on working capital;
- The draw-down of the US$5,000,000 Credit Facility, if completed and creating a loan liability of US$5,000,000 (assumed AUS/US$ is on a 1 for 1 basis) (the Company may not necessarily draw down on all of the Credit Facility);
- The incurring of costs associated with the preparation and distribution of the Notice of approximately $75,000; and
- No additional legal costs associated with the actions of the Take Overs Panel in October 2012 have been budgeted for.

	Audited (as adjusted) 30 June 2012 $000's	Unaudited Pro-forma 30 June 2012 $000's
Current assets		
Cash and cash equivalents	206	5,131
Receivables	4,225	4,225
Inventories	1,192	1,192
Other financial assets	581	581
Other assets and current tax assets	228	228
	6,432	11,357
Non-current assets held for resale	2,286	2,286
Non- current assets		
Plant and equipment	681	681
Intangibles	-	-
Other	54	54
	735	735
Total assets	9,453	14,378
Current liabilities		
Trade and other payables	2,175	2,175
Financial liabilities	83	83
Provisions	104	104
	2,362	2,362
Liabilities included in disposal group held for resale	1,567	1,567
Non Current Liabilities		
Secured loan	114	114
Financial Liabilities (Series 2 Notes to become Series 3 Notes)	31,101	31,101
SLWI Credit Loan (secured)	-	5,000
	31,215	31,215
Total Liabilities	35,144	40,144
Net Assets (Liabilities)	**(24,441)**	**(25,766)**
Equity		
Issued capital	110,320	110,320
Reserves	5,884	5,884
Accumulated losses	(141,827)	(141,902)
Minority interests	(68)	(68)
Net Equity (Deficiency)	**(25,691)**	**(25,766)**

5.4.2 Based on the unaudited book values at 30 June 2012 this equates to a value per share (9,425,415 shares on issue at 30 June 2-12) of approximately nil cents (ignoring the value, if any, of non-booked tax benefits incurred post 30 June 2012). The adjusted unaudited 30 June 2012 consolidated statement of financial position (balance sheet) of the Mission Group discloses a negative equity position of ($25,691,000). It should be noted that not all of the US$5,000,000 may be drawn down by Mission. The $31,101,000 referred to above is made up of $32,884,000 nominal value of the Series 2 Notes less the equity portion of the Series 3 Notes disclosed in Reserves plus the amortisation of the equity portion under IFRS. In effect the undiscounted liability on the Series 2 Notes is $32,884,000.

5.4.3 Based on the unaudited pro-forma consolidated balance sheet the net liabilities after taking into account the proposals pursuant to resolution 1 but not taking into account any conversions of the Series 3 Notes and allowing for costs as noted above is approximately ($25,766,000). Thus, the net book asset backing per share (10,870,275 shares will be on issue by 15 October 2012) would approximate nil cents.

Using the unaudited pro-forma consolidated balance sheet noted above and in the event that the Series 3 Notes are converted to ordinary fully paid shares in Mission, the net asset position (ignoring any subsequent losses, share issues on conversion of any outstanding share options and not allowing for interest on the Credit Facility Loan) would equate to approximately $5,335,000 and the number of shares on issue could be 229,926,707 (assumed 219,056,432 shares issued on conversion of the Series 3 Notes) resulting in an asset backing per share of approximately 2.4 cents. Taking into account the premium Mission needs to pay on the Credit Facility Loan of up to US$1,250,000 in 24 months time from entering into the Credit Facility but ignoring further losses, the net asset backing per share may approximate 1.7 cents. It would be expected that the asset backing per share would be lower as losses are forecasted for 2012/13. There is no guarantee that any of the Convertible Note Holders will convert their Series 3 Notes to ordinary shares in Mission.

5.5 Market Price of Mission Shares

5.5.1 We set out below a summary of the fully paid share prices of Mission since 1 July 2011 to the date immediately prior to the announcement of the details of the Credit Loan Facility proposal and the proposal to restructure the Series 2 Notes (to become Series 3 Notes) with SLW1 and Noble. The shares in Mission are very thinly traded on ASX (and NASDAQ but the volumes are higher).

The below mentioned prices are from trading in Mission shares on NASDAQ (in US dollars) to the date the shares in Mission were removed from trading on NASDAQ (removed on 4 May 2012).

	High US$	**Low US$**	**Last Sale US$**	**Volume Trade (000's)**	**Last Sale AUS$ based on a month end closing US/AUS exchange rate**
July 2011	6.79	5.79	5.80	127	6.90
August 2011	5.90	3.71	4.40	193	4.45
September 2011	4.32	3.75	4.35	167	4.75
October 2011	4.16	2.33	3.85	186	3.90
November 2011	3.95	2.92	3.01	69	3.20
December 2011	3.04	1.91	2.27	519	1.35
January 2012	2.75	0.80	0.87	3,494	1.20
February 2012	1.94	0.79	1.07	15,336	1.31
March 2012	1.17	0.47	0.48	3,297	0.49
April 2102	0.55	0.31	0.40	1,455	0.42
May 2012 (to 4th)	0.41	0.18	0.22	395	0.22

The shares in Mission have also traded on the OTC in the US and have have traded (in US currency) in the range of 14 cents to 21 cents in May 2012, 11 cents to 16 cents in June 2012, 10 cents to 13 cents in July 2012 and 10 cents to 10.5 cents from 1 August 2012 to 9 August 2012.

Since the shares in Mission ceased to be traded on NASDAQ on 4 May 2012, the shares in Mission have traded on ASX as follows:

2012	High $	Low $	Last Sale $	Volume Trade (000's)
May	0.44	0.17	0.17	182
June	0.20	0.125	0.125	147
July	0.12	0.10	0.105	89
August (to 17th)	0.105	0.10	0.10	46

No significant announcements were made between July 2011 and mid January 2012 other than for the results for the year ended 30 June 2011 on 10 August 2011 and the buy-back of some old convertible notes on 13 September 2011. On 14 February 2012, the Company announced its half year results and a downgrade of revenue forecast. On 20 February 2012, the proposed Indonesian Joint Venture was announced and on 27 February 2012, a further downgrade in revenue forecast was made. On 14 March 2012 the Company announced the dispute with KNM; on 3 May 2012, the Company announced the suspension from trading on NASDAQ, on 4 May 2012 the Company announced the Malaysian plant being put into care and maintenance following final deliveries in May 2012 and the continued downsizing of the Indian operations; and on 11 July 2012 the company announced the Notice of termination regarding the Indonesian Joint Venture (refer paragraph 4.1). It would appear that the market has re-assessed the value of a share in Mission and that the significant downward trend in share price is as a result of poor performance and disputes with joint venture partners. It is likely to continue to fall in price in the absence of any positive announcements. Subsequent to 17 August 2012, the share prices of trades in Mission shares on ASX on low volumes have been between 7.0 cents and 10.0 cents (last recorded sale was on 27 September 2012 at 7.0 cents).

5.5.2 Generally, the market is a fair indicator of what a share is worth, however the theoretical technical value based on the underlying value of assets and liabilities may be lower or higher. In the case of Mission, current liquidity is very poor and the Company will eventually need to undertake a capital raising of some significance. The Company will use any draw downs from the Credit Facility to investigate all current projects and determine as to whether it is worth retaining such projects. The Company may seek new business opportunities in new energy projects.

5.5.3 No independent valuations have been prepared on the non-current assets of Mission and we do not consider it necessary to obtain an independent valuation of the non-current assets for the purposes of this report. We note that shareholders have been informed of all of the current projects, joint ventures and arrangements entered into between Mission and other parties. We also note it is not the present intention of the Directors of Mission to liquidate the Company and therefore any theoretical value based upon wind up value or even net book value (as adjusted), is just that, theoretical. It is our view that it is not possible to estimate realisable values for the fixed assets on a wind up basis as any potential buyer(s) would not pay assessed market values on a going concern basis. This is market forces at play and rarely, if any, are market prices on a going concern basis paid for assets under a distressed situation (as is the current case with Mission). In addition, as noted above, there are liquidation costs, additional costs of breaking contracts and non-current liabilities become current liabilities, all of which put stress on the realisable asset positions. Many of the investments made by Mission are either poorly performing (loss making) or are under dispute. The shareholders, existing and future, must acquire shares in Mission based on the market perceptions of what the market considers a Mission share to be worth. It is noted that over the past several years, many alternative fuel companies listed on the ASX were arguably trading at premiums to appraised technical values (this is a turn-around from the early 2000's when a discount may have applied) although in recent times the premium has been reduced severely. If we used the last sale price on 17 August 2012 of 10 cents, the market capitalisation of Mission is approximately $0.945 million (approximately $662,000 as at 27 September 2012) that is greater than the adjusted net equity (liability) position as noted above of around $(25,691,000) as at 30 June 2012. The existing shareholders are arguably fully informed of the Company's activities, notwithstanding that approximately 95.38% of the shares are under the control of the top 20 twenty shareholders. On 20 August 2012, after the announcement of the proposals with SLWI on 17 August 2012, the share price fell to 7.9 cents.

The capital markets over recent times have been in turmoil and the ability to raise capital particularly by way of an IPO has been restricted. Even arranging share placements has been difficult and where they have occurred they have been undertaken in the main at significant discounts to market values and technical values. There have been a number of recent failures of companies and this has reduced the appetite of brokers and investors to take up shareholding positions in junior and mid cap companies in Australia in recent times. As at 30 June 2012, the adjusted cash position of the Company was only $206,000 (assumes a spend of $1,250,000 between 1 July 2012 and 31 October 2012) and current liabilities totalled $3,929,000. The Company's financial position is arguably insufficient to continue to try and commercialise its interests in alternative fuels and pay new administration and corporate costs without a significant inflow of funds via a capital raising or loan funds. Further funds are required for the balance of 2012 and thereafter. The draw-down of up to US$5,000,000 from the Credit Facility should relieve the short term financial position of the Company although in the longer term new share equity may well be required if insufficient monies are received from the proposed sales of the bio-diesel plants in Malaysia and an unsatisfactory settlement of the dispute on the Indonesian JV. The Directors when initially (July/August 2012) negotiating with SLWI for the Credit Facility and the proposal to change the conversion terms of the Series 2 Notes considered a fair value of a share in Mission to be around 12 cents. Arguably the value of a share in Mission pre the announcement of the Credit Facility and changes to the Series 2 Notes conversion terms is minimal but may well be worth more than the current 10/10.5 cents as traded on ASX if satisfactory settlements are made on the Malaysian bio-diesel plants and a satisfactory commercial settlement is received from the Indonesian JV partner.

5.4.4 Generally, the market is a fair indicator of what a share is worth, however the theoretical technical value based on the underlying value of assets and liabilities may be lower or higher. In the case of Mission, current liquidity and working capital is not strong for the short term and it is noted that the unaudited current assets as at 30 June 2012 totalled approximately $6,432,000 and assets held for sale of $2,286,000 whilst current liabilities, including liabilities attached to assets held for sale totalled approximately $3,929,000 and it has non-current liabilities of over $32,000,000. The short to medium term cash position is relatively poor taking into account the cash requirements of the Company for the balance of 2012 particularly in providing continued funding of the existing business operations in Malaysia and India. Arguably, based on recent price history from 1 June 2012 to 17 August 2012, the pre announcement (of the Credit Facility proposal and the proposal to alter the Series 2 Notes to become Series 3 Notes with a significantly lower conversion price) market value of a Mission share lay mainly in the range of 10 cents to 12.5 cents. Most sales in July 2012 and to 17 August 2012 have been at 10 cents or 10.5 cents. Post the SLWI announcement, the shares on 20 August 2012 fell to 7.9 cents and have traded on low volumes since between 7.0 cents and 10.0 cents with a last sale on 27 September 2012 of 7.0 cents (last sale to 8 October 2012).

5.5 Preferred value of Mission fully paid Shares to arrive at fairness conclusion

5.6.1 It is noted that over the past 12 months there have been many capital raisings by small cap companies at discounts of up to 50% (and occasionally more) and we note that ASX Listing Rule 7.3.3 allows the issue of shares at a discount of up to 20% of the market value (weighted average over five days) where the issue price is not predetermined then it is accepted that the ability of issuing shares to the Convertible Note Holders on conversion of the Series 3 Notes (including the possible issue of shares in Mission to SWLI, Noble and the Trusts pursuant to resolutions 2 to 5) is at approximately 15.0115 cents being at a premium of between 20% to 50% of the range of July/August share prices between 10 cents and 12.5 cents (refer paragraph 5.1) and at a premium of between 50% and 114% based on more recent share prices of between 7.0 cents and 10.0 cents. For the Company to raise money in its current financial circumstances it would be very likely that the share issue price could be materially below the 7.0 cent to 10.0 cent range that in our view is not substantiated based on the economic circumstances of the Company. It is noted that in recent times many companies are making share placements at significant discounts to share trading prices and some discounts have been 50% or more. It is not unreasonable to assume that for Mission to raise funds in the current economic circumstances a significant discount would need to be offered to investors. It is noted that McDermott, a significant shareholder in Mission has written to Mission on 28 September 2012 suggesting a discounted rights issue to raise up to US$8,000,000 which would include a shortfall facility to enable shareholders to take up the shortfall pro-rata to their entitlements. The proposed actual issue price was not stipulated but the letter stated that it should be at an appropriate percentage discount to the current market value to make the rights issue as attractive as possible to existing shareholders to encourage them to take up their rights and avoid dilution.

5.6.2 In view of the Company's precarious financial position it is our view that the share price would over a very short period of time (within 3 months) probably fall in value well below 7.0 cents without a capital or debt raising. In fact without a capital or debt raising there is the possibility of Mission falling into Administration. As at 30 June 2012, there is a negative liability position and thus arguably the shares may be worth nil. In conclusion, we consider that the fair market value of a share is probably in the range of 7.0 cents to 10.0 cents (based on more recent ASX share trading prices) but noting that there is a negative book liability position. The market is probably putting some value to the Company as a listed shell and some value on the belief that it can turn around to be profitable in the future, the sale of the Indian assets and the outcome of the dispute with the Indonesian JV partner and possible sale of the Malaysian plants. As stated, the share prices as trading on ASX do not necessarily reflect fair values in the current economic circumstances of the Company.

5.6.3 The future ultimate value of a share in Mission will depend upon, inter alia:

- the ability to raise further cash to continue in business;
- the future prospects of its existing business activities in India and Malaysia and the potential development of the Indonesian Joint Venture (that is in dispute as noted above and Mission's interest may be divested but at a figure that cannot be determined at this point of time);
- the state of Australian and overseas stock markets;
- the strength of the Board and Management and/or who makes up the Board and Management;
- general economic conditions;
- foreign exchange rates, country risk and prices for alternative fuels;
- the ability to successfully resolve the current disputes;
- the treatment of the Series 3 Notes and support of the Convertible Note Holders;
- the liquidity of shares in Mission; and
- possible joint ventures, acquisitions and divestments entered into by Mission.

6. PREMIUM FOR CONTROL

6.1 Premium for control for the purposes of this report, has been defined as the difference between the price per share, which a buyer would be prepared to pay to obtain or increase a controlling interest in the Company and the price per share which the same person would be required to pay per share, which does not carry with it control or the ability to increase control of the Company.

6.2 Under TCA, control may be deemed to occur when a shareholder or group of associated shareholders control more than 20% of the issued capital. In this case, the Convertible Note Holders collective shareholding in Mission could rise to approximately 95.38% in the event that all of the Series 3 Notes are converted to ordinary shares in Mission at 15.0015 cents per share. Furthermore Noble could obtain an interest in Mission of approximately 90.97% if only Noble converted its 252,951 Series 3 Notes and the other Convertible Note Holders did not convert their Series 3 Notes. SLWI could obtain an interest in Mission of approximately 83.67% if only SLWI converted its 131,536 Series 3 Notes and the other Convertible Note Holders did not convert their Series 3 Notes and up to 23.92% if all convertible note holders converted their Series 3 Notes. In the event that only one of the Trusts converted its Series 3 Notes in full (Noble, SLWI and other Series 3 Note Holders do not convert or convert later), each of the Westcliffe Trust and the Eastwood Trust shareholding interest in Mission could be up to approximately 71.58% (see paragraph 1.2 above). Accordingly, we have addressed whether a premium for control will be paid.

6.3 Arguably the market value of a Mission share approximates 7.0 cents to 10.0 cents with the net book liability backing disclosing approximately nil cents (with say a 0.001 cents nominal value). The Company has the potential to borrow up to US$5,000,000 via the Credit Facility and the Credit Facility Loan has the terms as noted in paragraph 1.2 above. Potentially, a further up to 219,056,432 shares may be issued to the Convertible Note Holders (including Noble and SLWI) at approximately 15.0115 cents per share. This compares with a current net tangible asset value of nil cents (with an assumed deemed value of say 0.001 cents and a mid July 2012 to 17 August 2012 of between 10 cents and 10.5 cents (7.9 cents on 20 August 2012 following the announcement of the proposals with SLWI and a share price since 17 August 2012 at between 7.0 cents and 10.0 cents with a last sale on 27 September 2012 of 7.0 cents). Based on the assessed book value of nil cents and the recent range of share prices, Noble and SLWI (and possibly one or more of the Trusts) would be paying premiums for

potential control. The Company, if the Credit Facility is enacted and monies drawn down, the Company may receive up to US$5,000,000 that it urgently needs to investigate the long term viability of its projects and investments (that are currently loss making and/or under dispute with joint venture parties). The entering into the agreement with SLWI to reduce the conversion terms was not conditional on the entering into the Credit Facility with SLWI.

6.4 We note that currently the Convertible Note Holders have no formal Board representatives. On completion of the Credit Loan Facility and following completion of the Exchange Offer and shareholder approval for the issue of Series 3 Notes to replace the Series 2 Notes (with new terms) there may be representatives of the Convertible Note Holders appointed to the Mission Board but no nominees have been provided to the current Board for consideration as at 3 October 2012. It is noted that a nominee of SLWI may become the chairman of the executive committee set up by Mission. Furthermore, during the term of the Facility Credit Facility, SLWI must approve all individual or series of expenditures by the Company or its subsidiaries in excess of $25,000. Furthermore, use of the proceeds of the Credit Facility will be subject to SLWI's express prior approval prior to funding but shall be limited to working capital and shall expressly exclude capital expenditures and debt services to other lenders. In addition, there are provisions in the Credit Facility requiring SLWI's pre-approval of the Company's consolidated annual budget, executive compensation arrangements, capital expenditures, other permitted indebtedness of the Company and its subsidiaries, the issuance of any new shares or the sale or disposition of any existing Company or subsidiary shares, and includes other affirmative and negative covenants and financial reporting obligations. In effect for a period of time (24 months), SLWI has control over expenditures and direction of the Mission Group.

7. FAIRNESS AND REASONABLENESS OF THE PROPOSALS

We set out below, some of the advantages, disadvantages and other factors pertaining to the proposals with SLWI, Noble and the Trusts pursuant to resolutions 2 to 5. We also note the potential (that cannot be assured will be completed) of the Credit Facility notwithstanding that entering into the Exchange Offer was not conditional on entering into the Credit Facility.

Advantages

7.1 If shareholders do not approve resolution 1 (in effect in the main the approval to reduce the conversion ratio) or if the Convertible Note Holders do not accept the Exchange Offer, then the Company would be required to make the November 2012 half yearly coupon payment of approximately $650,000. In the event that Mission is unable to finalize the SLWI Facility, raise further capital or sell an asset it is unlikely to be able to make the November payment. This would result in the defaulting on the Convertible Notes resulting immediately requirement to repay approximately $32.8 million. The Company could not continue in its present form and may well have to call in Administrators. It is noted that McDermott, a significant shareholder in Mission has written to Mission on 28 September 2012 suggesting a discounted rights issue to raise up to US$8,000,000 which would include a shortfall facility to enable shareholders to take up the shortfall pro-rata to their entitlements. The proposed actual issue price was not stipulated but the letter stated that it should be at an appropriate percentage discount to the current market value to make the rights issue as attractive as possible to existing shareholders to encourage them to take up their rights and avoid dilution.

7.2 The Company's share price has materially fallen in price over the past year and on 17 August 2012 traded at around 10 cents to 10.5 cents on ASX (and on 20 August 2012 at 7.9 cents and on 27 September 2012 the closing share price was 7.0 cents). The Series 2 Notes (to become Series 3 Notes) have a face value of $32,883,760 and thus a conversion price of $16.25 was a serious deterrent to the Convertible Note Holders. By altering the conversion price to approximately 15.0115 cents, there is a higher chance that the Series 3 Notes may be converted into shares in Mission (but this cannot be assured or guaranteed). If converted in full, liabilities of $32,883,760 are removed as debts of the Company. If the $32,883,760 debts are removed, the statement of financial position may move into positive territory (depends on the extent of any losses to the date of any conversion). Having a positive net asset position assists the Company is any future capital raisings.

7.3 The Convertible Note Holders can potentially strengthen their ties with Mission that in the medium term can lead to advantages to all Mission shareholders. Mission, in the absence of new funds by November 2012 is forecasting to run out of money. The new convertible notes (the planned Series 3

Notes) have removed the obligation on the Company to make any further coupon payments, which could save the Company approximately $2,567,000.

7.4 Given the poor financial results to date on the existing businesses, it may be difficult to raise capital through the medium of a rights issue or placement. It may also prove difficult to place shares to new investors without positive news. The potential draw downs under the Credit Facility, if finalised and enacted may be considered beneficial to the Company in the short term but it does have its downside as noted below.

7.5 The conversion price of the Series 3 Notes will be at approximately 15.0115 cents and this is at a premium of between 20% and 50% to the 10 cent to 12.5 cent share price since 1 July 2012 to 30 August 2012 (and at a premium of around 90% based on a share price of 7.9 cents on 20 August 2012 and a premium of 114% based on the 30 August 2012 closing share price of 7.1 cents). Normally in a takeover offer situation a premium for control is in the range of 20% to 40% (but can be less or more). There is a possibility that the share price of a Mission share could fall further in the absence of positive news taking into account the disputes with joint venture partners, loss making operations and the poor financial health of the Company.

Disadvantages

7.6 An influential shareholding of the Company may be given to the collective Convertible Note Holders in that they could have voting control of approximately 95.27% (approximately 95.38% including the 152,195 shares held in Mission by SLWI and the 100,000 shares held by Way as at 4 October 2012) of the expanded ordinary issued capital after the successful ratification and implementation of resolution 1 and if all of the Series 3 Notes were converted to share equity in Mission. The non associated shareholders could reduce their collective shareholding in Mission to approximately 4.05% if all of the Principal Sum of the Series 3 Notes are converted to shares in Mission on or before the Repayment Date. The potential number of shares on issue may increase from 10,870,275 to 229,926,707 on conversion of all of the Series 3 Notes by the Convertible Note Holders. Noble alone could control approximately 90.97% of the shares in Mission in the absence of any other Convertible Note Holder converting their Series 3 Notes into new shares in Mission. There is always the possibility Noble under such a circumstance could compulsory acquire all of the remaining shares in Mission in the event that it obtained a shareholding in Mission of greater than 90%. If all Convertible Note Holders converted all of the Series 3 Notes, Noble's shareholding interest may approximate 47.64% and SLWI's shareholding (including its existing shareholding interest and that of Way) may approximate 23.93%. Refer paragraph 1.2 for the potential shareholdings in Mission by the Trusts.

7.7 There is a cost if the Company enters into the Credit Facility of up to US$5,000,000 in that on repayment (24 months), the Company must not only pay the principal draw downs back to SLWI but pay up to US$1,250,000 (effectively deferred interest) with a minimum "interest" payment on top of the principal amounts of US$1,000,000. The cost may be substantial as a result of the minimum US$1,000,000 premium payable on repayment of the Credit Facility Loan. The Company may not be in a financial position to repay the Credit Facility Loan on its due date, if drawn down (approximately 24 months time) unless in the meantime the Company has had commercial success (mainly on asset sales and on the outcome of a satisfactory settlements of all disputes with the Indonesian JV partner and the PTSON) and is cash flow positive.

Other Factors

7.8 SLWI is taking a risk in investing funds in Mission (via the Credit Facility), if the Credit Facility is finalised and the funds drawn down as the existing business assets to date have not been profitable, further losses may occur and asset sales may not be large. There would be a huge incentive for SLWI (and all Convertible Note Holders) to make Mission a successful company and have the share price rise considerably. All shareholders would benefit from a rise in the share price. A term of the New Note (Series 3) requires that in the event of a material asset sale the Company must repay the principle of the convertible note before retaining cash in the company. In the event of a material asset sale, this may limit the Company's ability to invest in new projects or otherwise make discretionary shareholder distributions.

7.9 The effect of the Exchange Offer is to "raise" approximately $2,567,000 (being the amount of reduced coupon cost to Mission). The opportunities to raise capital are considered limited in the current market and in particular taking into account the precarious financial state of the Company. Any capital raising may well need to be undertaken at a significant discount to market and could be well over a 50% discount and could be as high as 80%. It is noted that McDermott, a significant shareholder in Mission has written to Mission on 28 September 2012 suggesting a discounted rights issue to raise up to US$8,000,000 which would include a shortfall facility to enable shareholders to take up the shortfall pro-rata to their entitlements. The proposed actual issue price was not stipulated but the letter stated that it should be at an appropriate percentage discount to the current market value to make the rights issue as attractive as possible to existing shareholders to encourage them to take up their rights and avoid dilution. McDermott has offered to underwrite the rights issue up to 50%. The proposal came with a number of conditions, that included due diligence on the Company, the right to appoint 2 directors of Mission, the present Group Chief Executive Officer ("CEO") steps down to make way for new management (and McDermott be consulted on and agrees to the appointment of a new CEO) and the status quo be maintained on the Series 2 Convertible Notes and no restructure be undertaken on such Notes without McDermott's prior consent.

7.10 The Company as part of the terms of the Credit Facility has agreed to allow SLWI to take a first ranking fixed and floating charge over the assets and undertakings of the Mission Group. Although this is not unusual to protect the lender, it may cause complications later on if the Company wishes to obtain new debt finance from other sources. Any major financier would wish to have first security and this may lead to a rejection by financiers unless the charge by SLWI was dropped to a second or lower ranking charge. If debt finance is not required, then the issue is not a significant concern although if the Company failed, SLWI could take control of the assets of Mission by appointing a Receiver and Manager. The Company's current financial position is precarious and the ability to continue in business is dependent on the Company having the capacity to borrow funds to assist it to continue to negotiate with its Indonesian JV partner and hopefully enter into an arrangement that will be financially rewarding to Mission (the outcome is unknown) and assist the Company in selling its bio-diesel assets in Malaysia and its assets in India. Thus by allowing SLWI to take a charge over the assets and undertakings is a risk that SLWI obtains control of the assets if the Company could not repay the Credit Facility Loan when it falls due.

7.11 There is always the possibility that the value of the shares is in excess of the conversion price (approximately 15.0115 cents) of the Series 3 Notes at the date(s) of conversion (if at all they occur). However, shareholders would also benefit from an increased share price. The share price may improve above 15.0115 cents if satisfactory commercial settlements were made on the Malaysian, Indonesian and India assets and JV interests.

7.12 It is noted that a nominee of SLWI will become the chairman of a new executive committee to be set up by Mission. Furthermore, during the term of the Credit Facility Loan, SLWI must approve all individual or series of expenditures by the Company or its subsidiaries in excess of $25,000. Furthermore, use of the proceeds of the Credit Facility will be subject to SLWI's express prior approval prior to funding but shall be limited to working capital and shall expressly exclude capital expenditures and debt services to other lenders. In addition, there are provisions in the Credit Facility requiring SLWI's pre-approval of the Company's consolidated annual budget, executive compensation arrangements, capital expenditures, other permitted indebtedness of the Company and its subsidiaries, the issuance of any new shares or the sale or disposition of any existing Company or subsidiary shares, and includes other affirmative and negative covenants and financial reporting obligations. In effect for a period of time (24 months to settlement of the Credit Facility), SLWI has control over expenditures and direction of the Mission Group.

8. CONCLUSION AS TO FAIRNESS AND REASONABLENESS

8.1 In our opinion:

The proposal as outlined in resolution 2 whereby up to 109,528,649 shares may be issued by Mission to SLWI and its associates on conversion of 126,477 of the proposed Series 3 Notes are, in view of the current financial state of the Company and the difficulty in the markets to raise capital, on balance considered to be fair and reasonable to the non-associated shareholders of Mission as at the date of this report.

The proposals as outlined in resolutions 3 to 4 respectively whereby up to 109,528,649 shares each may be issued by Mission to the Westcliffe Trust and the Eastwood Trust and their respective associates respectively on conversion of 63,238 of the proposed Series 3 Notes each owned by the Westcliffe Trust and the Eastwood Trust respectively are, in view of the current financial state of the Company and the difficulty in the markets to raise capital, on balance considered to be fair and reasonable to the non-associated shareholders of Mission as at the date of this report.

The proposal as outlined in resolution 5 whereby up to 109,527,783 shares may be issued by Mission to Noble on conversion of 252,951 of the proposed Series 3 Notes are, in view of the current financial state of the Company and the difficulty in the markets to raise capital, on balance considered to be fair and reasonable to the non-associated shareholders of Mission as at the date of this report.

For those shareholders who are in favour of a discounted rights issue, may not consider the proposals under resolutions 2 to 5 as being fair and reasonable. However, all shareholders should read the comments of the Directors in the EMS on the McDermott proposals.

9. SOURCES OF INFORMATION

9.1 In making our assessment as to whether the proposals pursuant to resolutions 2 to 5 are fair and reasonable, we have reviewed relevant published available information and other unpublished information of the Company that is relevant to the current circumstances. In addition, we have held discussions with the management of Mission about the present and future operations of Mission. Statements and opinions contained in this report are given in good faith, but in the preparation of this report, we have relied in part on information provided by the Directors and management of Mission.

9.2 Information we have received, includes, but is not limited to:

- August and October 2012 drafts of the Notice and Explanatory Memorandum of Mission;
- Discussions with management of Mission;
- Shareholding details of Mission as at 9 August 2012;
- Share issue prices relating to Mission Shares in 2011 and to 27 September 2012 on ASX (last sale to 8 October 2012) and from July 2011 to 4 May 2012 on NASDAQ and from 4 May 2012 to 9 August 2012 on the OTC market in the USA;
- Annual report of Mission for the year ended 30 June 2011, the unaudited consolidated financial statements of Mission to 31 December 2011 and the unaudited consolidated balance sheet as at 30 June 2012, the statement of financial performance from 1 July 2011 to 30 June 2012 and the unaudited statement of cash flows for the same period;
- Announcements made by Mission to its shareholders from 1 January 2010 to 8 October 2012;
- Directors minutes of Mission from January 2012 to June 2012;
- The Form 20-F lodged by Mission with the USA Securities and Exchange Commission in 2011;
- Cash flow forecasts of the Mission Group for 2012/13;
- The signed Draft Term Sheet between Mission and SLWI of July 2012;
- Correspondence with Mission management;
- The Joint Venture and Shareholder Agreement relating to the Indonesian JV;
- The Deed of Accession under Joint Venture and Shareholder Agreement;
- Letter Notice of 11 July 2012 relating to alleged breach of the Indonesian JV by PTPN111;
- The Project Information Memorandum of 14 March 2012 relating to the proposed Indonesian JV Project;
- The Final Report of Feasibility Study of 10 April 2012 relating to the proposed Indonesian Edible Oil plant;
- A schedule prepared by Mission management of the potential shareholding of each Series 3 (ex Series 2) Note Holders;
- The unaudited balance sheet of the Indonesian JV company as at 30 June 2012;
- The Series 2 Convertible Note Deed Poll of 17 February 2011;
- Drafts of Series 3 Convertible Note Deed Poll (last one dated 8 August 2012);
- Mission Group Corporate Structure as at July 2012;
- The letter dated 28 September 2012 from McDermott proposing a rights issue;

- The draft Facility Agreement between Mission and SLWI; and
- The documents lodged with NASDAQ in 2011 to obtain an NASDAQ listing.

9.3 Our report includes Appendix A and our Financial Services Guide attached to this report.

Yours faithfully
STANTONS INTERNATIONAL AUDIT AND CONSULTING PTY LTD
(Trading as Stantons International Securities)

J P Van Dieren - FCA
Director

APPENDIX A

AUTHOR INDEPENDENCE AND INDEMNITY

This annexure forms part of and should be read in conjunction with the report of Stantons International Securities dated 9 October 2012, relating to the potential issue of 54,764,541 shares to SWLI, 109,527,783 shares to Noble and 27,382,054 shares to each of the Trusts on any conversion of Series 3 Notes as outlined in paragraph 1.2 of the report and resolutions 2 to 5 in the Notice of Meeting to Shareholders proposed to be distributed to Mission shareholders in October 2012.

At the date of this report, Stantons International Securities does not have any interest in the outcome of the proposals. There are no relationships with Mission or any of the Convertible Note Holders other than acting as an independent expert for the purposes of this report. There are no existing relationships between Stantons International Securities and the parties participating in the transaction detailed in this report which would affect our ability to provide an independent opinion. The fee to be received for the preparation of this report is based on the time spent at normal professional rates plus out of pocket expenses and is estimated at $22,000. The fee is payable regardless of the outcome. With the exception of the fee, neither Stantons International Securities nor John P Van Dieren have received, nor will, or may they receive, any pecuniary or other benefits, whether directly or indirectly, for or in connection with the making of this report.

Stantons International Securities does not hold any securities in Mission. There are no pecuniary or other interests of Stantons International Securities that could be reasonably argued as affecting its ability to give an unbiased and independent opinion in relation to the proposal. Stantons International Securities and Mr J Van Dieren have consented to the inclusion of this report in the form and context in which it is included as an annexure to the Notice.

QUALIFICATIONS

We advise Stantons International Securities is the holder of an Australian Financial Services Licence (no 418019) under the Corporations Act 2001 relating to advice and reporting on mergers, takeovers and acquisitions that involve securities. A number of the directors of Stantons International Securities are the directors of Stantons International Audit and Consulting Pty Ltd a company that provides audit, corporate, probity and accounting services. Stantons International Securities has extensive experience in providing advice pertaining to mergers, acquisitions and strategic for both listed and unlisted companies and businesses.

Mr John P Van Dieren, FCA, the person responsible for the preparation of this report, has extensive experience in the preparation of valuations for companies and in advising corporations on takeovers generally and in particular on the valuation and financial aspects thereof, including the fairness and reasonableness of the consideration offered. The professionals employed in the research, analysis and evaluation leading to the formulation of opinions contained in this report, have qualifications and experience appropriate to the task they have performed.

DECLARATION

This report has been prepared at the request of the directors of Mission in order to assist the shareholders of Mission to assess the merits or otherwise of the proposals pursuant to resolutions 2 to 5 as outlined in the Notice and the Explanatory Memorandum to which this report relates. This report has been prepared for the benefit of Mission's shareholders and does not provide a general expression of Stantons International Securities opinion as to the longer term value of Mission, its assets and its businesses.

Stantons International Securities does not imply, and it should not be construed, that is has carried out any form of audit on the accounting or other records of Mission and its subsidiaries (including ownership and title to the assets of all companies). Neither the whole nor any part of this report, nor any reference thereto may be included in or with or attached to any document, circular, Resolution, letter or statement, without the prior written consent of Stantons International Securities to the form and context in which it appears.

DISCLAIMER

This report has been prepared by Stantons International Securities with due care and diligence. However, except for those responsibilities, which by law cannot be excluded, no responsibility arising in any way whatsoever for errors or omission (including responsibility to any person for negligence) is assumed by Stantons International Securities, Stantons International Audit and Consulting Pty Ltd, their directors, employees or consultants for the preparation of this report by Stantons International Securities.

DECLARATION AND INDEMNITY

Recognising that Stantons International Securities may rely on information provided by Mission and its officers (save whether it would not be reasonable to rely on the information having regard to Stantons International Securities experience and qualifications), Mission has agreed:

(a) To make no claim by it or its officers against Stantons International Securities (and Stantons International Audit and Consulting Pty Ltd) to recover any loss or damage which Mission may suffer as a result of reasonable reliance by Stantons International Securities on the information provided by Mission; and

(b) To indemnify Stantons International Securities (and Stantons International Audit and Consulting Pty Ltd) against any claim arising (wholly or in part) from Mission or any of its officers providing Stantons International Securities any false or misleading information or in the failure of Mission or its officers in providing material information, except where the claim has arisen as a result of wilful misconduct or negligence by Stantons International Securities.

A draft of this report was presented to Mission directors for a review of factual information contained in the report. Comments received relating to factual matters were taken into account, however the valuation methodologies and conclusions did not alter.

FINANCIAL SERVICES GUIDE
FOR STANTONS INTERNATIONAL AUDIT AND CONSULTING PTY LTD
(Trading as Stantons International Securities)
Dated 9 October 2012

1. Stantons International Securities (ABN 84 144 581 519 and AFSL No 418019) ("SIS" or "we" or "us" or "ours" as appropriate) has been engaged to issue general financial product advice in the form of a report to be provided to you.

2. **Financial Services Guide**

In the above circumstances we are required to issue to you, as a retail client a Financial Services Guide ("FSG"). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees.

This FSG includes information about:

- who we are and how we can be contacted;
- the services we are authorised to provide under our Australian Financial Services Licence, Licence No: 418019;
- remuneration that we and/or our staff and any associated receive in connection with the general financial product advice;
- any relevant associations or relationships we have; and
- our complaints handling procedures and how you may access them.

3. **Financial services we are licensed to provide**

We hold an Australian Financial Services Licence which authorises us to provide financial product advice in relation to:

- Securities (such as shares, options and notes)

We provide financial product advice by virtue of an engagement to issue a report in connection with a financial product of another person. Our report will include a description of the circumstances of our engagement and identify the person who has engaged us. You will not have engaged us directly but will be provided with a copy of the report as a retail client because of your connection to the matters in respect of which we have been engaged to report.

Any report we provide is provided on our own behalf as a financial services licensee authorised to provide the financial product advice contained in the report.

4. **General Financial Product Advice**

In our report we provide general financial product advice, not personal financial product advice, because it has been prepared without taking into account your personal objectives, financial situation or needs. You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain a product disclosure statement relating to the product and consider that statement before making any decision about whether to acquire the product.

5. **Benefits that we may receive**

We charge fees for providing reports. These fees will be agreed with, and paid by, the person who engages us to provide the report. Fees will be agreed on either a fixed fee or time cost basis. Except for the fees referred to above, neither SIS, nor any of its directors, employees or related entities,

receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

6. **Remuneration or other benefits received by our employees**

All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report.

7. **Referrals**

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

8. **Associations and relationships**

SIS is ultimately a wholly owned division of Stantons International Audit and Consulting Pty Ltd a professional advisory and accounting practice who also trades as Stantons International. From time to time, SIS and Stantons International Audit and Consulting Pty Ltd and/or their related entities may provide professional services, including audit, accounting, probity and financial advisory services, to financial product issuers in the ordinary course of its business.

9. **Complaints Resolution**

- Internal complaints Resolution process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing, addressed to:

The Complaints Officer
Stantons International Securities
Level 2
1 Walker Avenue
WEST PERTH WA 6005

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaints within 15 days and investigate the issues raised. As soon as practical, and not more than 45 days after receiving the written complaint, we will advise the complainant in writing of our determination.

- Referral to External Dispute Resolution Scheme

A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Financial Ombudsman Service Limited ("FOSL"). FOSL is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry.

Further details about FOSL are available at the FOSL website www.fos.org.au or by contacting them directly via the details set out below.

Financial Ombudsman Service Limited
PO Box 3
MELBOURNE VIC 8007

Toll Free: 1300 78 08 08
Facsimile: (03) 9613 6399

10. **Contact details**

You may contact us using the details set out above or by telephone 08 9481 3188 or facsimile 08 9321 1204.